Moody's Investors Service ("MIS")

Exhibit 2

Procedures and Methodologies Used to Determine Credit Ratings

1. **Credit Rating Process**

MIS operates under the *Moody's Ratings Code of Professional Conduct* ("MIS Code"). The principles in the MIS Code that seek to secure the quality, integrity, independence, transparency and timeliness of the rating process, as well as avoidance of conflicts of interest and treatment of confidential information, are deeply ingrained in our operational practices. The principles established by the MIS Code are elaborated upon in MIS's policies and procedures. These documents establish a consistent approach throughout MIS and govern the conduct of employees during the credit rating process[1].

» Moody's Ratings Code of Professional Conduct, December 2025

Below we describe the various steps in our credit rating process. These descriptions reflect the general process for all of MIS's published credit ratings, and some aspects of our detailed processes may vary in different rating groups or jurisdictions. In these descriptions, we use the term "Issuer" to mean any entity - regardless of whether it is a structured product, a corporation, a sovereign country or a municipality - that issues debt, a credit commitment or debt-like securities, or which has other obligations to make payments.

a. Initiation of a Rating Relationship with MIS

A credit rating relationship generally is initiated when the Issuer requests a credit rating from MIS. Generally, MIS enters into a rating agreement with the Issuer, whereby the Issuer undertakes to provide MIS with pertinent financial reports and other information. The Issuer also undertakes to pay to MIS the relevant fees.

In addition, as a publisher of opinions about credit, MIS reserves the right to assign credit ratings on an unsolicited basis. (See discussion of unsolicited credit ratings below.)

b. Information Used in the Credit Rating Process

Provision 1.4.3 of Section III of the MIS Code provides the basis for the quality of our ratings. It states, among other things, that in producing a credit rating, MIS will consider all information known and believed to be relevant by the applicable analyst and rating committee about an Issuer, including information received from a source other than the Issuer or underwriter, that the applicable analyst and rating committee find credible and potentially significant to a rating decision in a manner generally consistent with MIS's published methodologies.

The analyst or analysts assigned to a particular Issuer or obligation ("Lead Analyst") begins the credit analysis by assembling relevant information on the Issuer or obligation. This information may come from public sources or from

[1] Typically, ratings are made publicly available, although private and unpublished ratings may also be assigned.

the Issuer or the Issuer's agent in meetings or other communications with the Lead Analyst.

MIS may use credit ratings of other agencies solely for informational reference, in the same way we may use various other opinions on credit quality such as those implied by bond yields, CDS, and stock prices. We review a wide variety of market opinions as part of our surveillance for potential changes in credit quality, but we do not use these non-Moody's opinions as sole analytical inputs for determining ratings. See further discussion below in the section on Interacting with the Management of an Issuer.

This information may be supplemented with information generated by MIS or obtained from the market or other third-party sources, including macroeconomic and sector-specific data. MIS uses various third-party vendors to provide data and other information that is used in the credit rating process, covering areas such as utility regulation, chemical prices, commercial real estate prices and rents, and forecasts and analysis of a particular country's economic trends. The information used in assigning credit ratings in any individual sector is discussed in that sector's credit rating methodology.

We also use third-party vendors to assist with data entry-related activities. In addition, third-party vendors are sometimes used to assist in developing analytical software used in monitoring and analyzing credits. Generally, these vendors enter into service agreements with MIS containing confidentiality provisions and other undertakings to safeguard non-public information that MIS may provide to them in the course of their work.

Before relying on data provided by an Issuer or its agent for purposes of assigning credit ratings, MIS generally will investigate and obtain reasonable verification of key factual elements using an independent source, including by comparison to other information that comes from sources that are independent of the Issuer.

MIS has adopted reasonable measures to ensure the information it uses in assigning a credit rating is of sufficient quality and from sources MIS considers to be reliable including, when appropriate, independent third-party sources. However, MIS is not an auditor and cannot in every instance obtain independent verification or validation of information received in the rating process.

c. <u>Interacting with the Management of an Issuer</u>

When interacting with Issuers, it is the Lead Analyst's responsibility to gather analytical information in a thorough and comprehensive way. Analysts are encouraged to have frank discussions with Issuers, or their agents or representatives, about their ratings, including credit strengths and weaknesses and trends in their industries. As Lead Analysts pursue relevant lines of inquiry and explain to the Issuer why the information is relevant and how it is to be used, they also cite our confidentiality policies (see references to policies in Exhibit 3).

In most jurisdictions, Issuers historically have been able, but not obliged, to provide to credit rating agencies non-public information, such as strategic and financial plans and projections, legal documents, priority of claims and collateral characteristics. Issuers may choose to discuss topics that are confidential in nature, or to provide documents that are not public but contain important insight into the Issuer's strategic and financial plans and goals. This information is incorporated into the Issuer's rating as applicable, even though the information itself is held in confidence. To the extent that the information provides MIS with a deeper understanding of an Issuer's strategies and plans, it also helps to set the context for evaluating changes that may occur in the future and may have an impact on the creditworthiness of the Issuer and other members of an industry.

While MIS invites Issuers to participate in the credit rating process for all published credit ratings, ultimately, each Issuer determines the degree to which it shares information beyond what generally is available to the public. It has been our experience that Issuers generally welcome the opportunity to discuss their organizations, companies or transactions with us.

Most Issuers operate in good faith and provide reliable information to the securities markets and to MIS, and we rely on Issuers and their agents to do so. Nevertheless, our analysts seek to exercise skepticism with respect to an Issuer's claims and use available sources to investigate and obtain independent verification of such information. If we believe we have inadequate information to provide an informed credit rating to the market, we will exercise our editorial discretion and decline to assign a credit rating, or, if we already have a credit rating outstanding, withdraw that credit rating (see below for a discussion of our credit rating withdrawal policy). On occasion, Issuers have chosen not to participate in the credit rating process, and therefore the information used to develop the credit rating generally is limited to publicly available information. In such cases we identify those Issuers in accordance with the Designating Non-Participating Rated Entities Policy (see the section below on Unsolicited Credit Ratings). In accordance with our policies cited below, we will if applicable designate a credit rating as "non-participating" or "unsolicited" in the credit rating announcement.

As discussed in Exhibits 6 and 7, MIS recognizes that the "issuer pays" model creates a potential conflict of interest that must be effectively managed. One important measure we have adopted in this regard is to prohibit analysts from discussing fees or payment matters with Issuers or their agents. Such matters are handled by a separate group within MIS (the Commercial Group), whose personnel do not have any involvement in determining or monitoring credit ratings or developing or approving credit rating methodologies.

d. Rating Committee Process

Once information has been gathered, the Lead Analyst will analyze the Issuer or obligation and apply the relevant MIS credit rating methodologies, which may include consideration of both quantitative and qualitative factors (discussed in greater detail below). The Lead Analyst will formulate his or her recommendation for consideration by a rating committee.

Rating committees are a critical mechanism in promoting the quality, consistency and integrity of our credit rating process. As stated in provision 1.4 of Section III of the MIS Code, MIS's credit ratings are determined only through rating committees, by a majority vote of the rating committee's members, and not by any individual analyst. The composition of a rating committee varies based on the nature and complexity of the credit rating being assigned or monitored, but typically includes the following: the Rating Committee Chair, who acts as the moderator of the committee; the Lead Analyst, who presents his or her recommendation and the analysis supporting it; and other participants, including senior-level personnel, specialists or support analysts, as deemed appropriate.

The Rating Committee Chair encourages broad-based participation from all rating committee members, regardless of seniority, and the expression of dissenting views. The Rating Committee Chair also determines if committee attendees possess sufficient depth and breadth of expertise to allow the rating committee to be properly constituted.

At the conclusion of rating committee discussions, the Lead Analyst makes a rating recommendation. All rating committee participants eligible to vote and who will serve as the voting members in that specific committee are expected to vote and each voting member is entitled to one vote, with all votes carrying equal weight. Voting begins with the Lead Analyst, and votes are then solicited from other rating committee participants. The Rating Committee Chair has the authority to suspend the proceedings if he or she believes that the rating committee would benefit from further discussion, additional information, or broader participation used to make the credit decision before concluding. Rating committee composition, deliberations and voting results are kept confidential and limited to MIS employees.

In certain circumstances, credit ratings may be assigned without a rating committee as part of MIS's "subsequent ratings" process. Credit ratings resulting from this process are derived exclusively by reference to an existing credit rating of a program, series, category/class of debt or primary Rated Entity. In addition, in instances where MIS assigns a "provisional" credit rating to an issuer or an instrument, indicated with a (P) notation affixed to the credit rating, the provisional rating may be converted to a definitive rating upon the fulfillment of applicable contingencies without convening a new rating committee. For additional information, please see Moody's Ratings' Rating Symbols and Definitions publication.

e. <u>Informing the Issuer of the Credit Rating Outcome and Disseminating the Credit Rating Announcements</u>

Generally, once a rating committee reaches a decision and the appropriate external communications have been drafted regarding a credit rating action, the Lead Analyst contacts the Issuer or its designated agent to inform them of the credit rating action. In so doing, the Lead Analyst explains the rationale for the credit rating action and the key factors which the rating committee considered in arriving at its decision. Prior to public release of the credit rating, MIS limits the communication of its credit rating decision only to the Issuer and/or its designated agent. Pursuant to provision 3.8 of Section III of the MIS Code, where feasible and appropriate, MIS also may provide the Issuer or its agent with a draft of the credit rating announcement so that they can review the draft to verify that it does not contain any inaccurate or non-public information. The Issuer may agree or disagree with the credit rating outcome, but if the credit rating action relates to an existing published credit rating, the credit rating action will be made public unless the Issuer or its designated agent provides us with relevant new information justifying reconsideration of the rating decision (see discussion below regarding Credit Rating Appeals). If MIS is not able to inform the Issuer or its agent of a credit rating action prior to publication, MIS will inform them as soon as practicable after publication, where feasible and appropriate, and generally will explain the reason for the delay.

All public credit ratings are available free of charge, generally through press releases and on issuer landing pages on our website, https://ratings.moodys.com.

Prior to the public dissemination of a credit rating action, and where feasible and appropriate, the Lead Analyst or his or her designee is required to inform the Issuer or its agent of the credit rating action and the principal grounds on which the credit rating action is based. The notification shall take place during working hours in the time zone where the Issuer or its agent is located or, in Dubai, at any time. The required time period before the publication may take place varies depending on the country where the Lead Analyst is located. During this time period the Issuer or its agent is provided with the opportunity to review the draft credit rating announcement and draw MIS's attention to factual errors and inadvertent disclosure of confidential information. If the Issuer or its agent does not respond within the designated time period after the notification, the Lead Analyst, or his or her designee, may then release the credit rating announcement. If MIS receives a written response from the Issuer or its agent to proceed before the required time period has expired, MIS can release and publish the credit rating announcement, except in South Africa and Dubai, where MIS must wait for the required time period to elapse before publishing the credit rating action.

For additional details see:

> » Rated Entity Notifications of Credit Rating Announcements Policy, December 15, 2025

    f.   <u>Credit Rating Appeals</u>

Appeals of credit rating decisions are rare. However, where appropriate, MIS will delay the publication of a credit rating action to assess the relevance of new material information received from the Issuer or its agent. If the Lead Analyst and Rating Committee Chair believe the new information may reasonably lead the rating committee to reconsider the credit rating conclusion, the rating committee will be reconvened to consider the impact of the information on the credit rating. This process, known as an external appeal, is available only where the Issuer can provide MIS, within a limited timeframe, with material information not previously available or considered that MIS believes is relevant to its credit assessment. MIS believes that the appeal process is an important part of our ability to provide timely and well-informed credit ratings. Appeals from Issuers should be distinguished from MIS's internal appeal process (described in the next paragraph), in which a member of the rating committee or certain other MIS employees can request a reconsideration of the rating committee decision.

MIS's internal appeal process provides that, before the credit rating outcome is disseminated to the public, a member of the rating committee or certain other MIS employees (such as a managing director or a group credit officer) can formally lodge an "internal appeal" of the committee's decision. If an internal appeal is granted, a new

The reviews are generally completed within six months of the announcement of the updated credit rating methodology.

MIS utilizes a variety of means to monitor the appropriateness and consistency of ratings. MIS employs an annual rating committee process to monitor credit ratings for sectors other than structured finance and U.S. public finance. As needed, other monitoring methods are also utilized between annual rating committees.

In structured finance, monitoring is performed either by Lead Analysts of the applicable primary rating group or by dedicated monitoring analysts. MIS has dedicated analytical staff for monitoring the performance of existing transactions in certain asset types, such as commercial mortgage transactions. All analysts, however, can support monitoring if the need arises. Monitoring includes qualitative approaches as well as quantitative approaches, such as filtering tools that allow the monitoring staff to compare actual deal performance (assets and/or liabilities) against the performance expected at the time of review. MIS has published a number of methodology reports describing our monitoring approaches for specific structured finance asset classes.

The U.S. public finance group conducts systematic monitoring of credit ratings, using techniques that include threshold filtering, and analytical screens. A number of indicative variables covering local economic conditions, demographics, and financial operations are tracked. Various automated and quantitative methods are used to assist analysts in identifying Issuers whose credit profiles may no longer be consistent with their current credit ratings and outlooks. These surveillance techniques help identify credit ratings that merit a more intensive review, which may take the form of a rating committee and could lead to a credit rating or outlook change.

h. <u>Withdrawal of Credit Ratings / Decision Not to Rate</u>

If MIS believes we have inadequate information to continue to provide an informed opinion to the market regarding a security or obligation on which we have an outstanding credit rating, we will exercise our discretion and withdraw such outstanding credit rating. In addition, MIS may withdraw a credit rating under other limited circumstances, including: if the Issuer defaults, enters bankruptcy, is liquidated or restructures its debt; if the Issuer becomes the subject of a corporate reorganization; when the credit rating methodology used to assign the credit rating states that the credit rating will not be maintained upon reaching certain specified thresholds, such as a reduction in the size of the collateral pool or when the balance of unrated assets in the collateral pool exceeds a specified level; when the rated obligation is no longer outstanding or, in certain cases, its principal balance is fully written down to zero because of credit loss recognitions; where there is a regulatory mandate to withdraw; where certain conflict of interest conditions arise; where a public point-in-time rating has been assigned; where predicate conditions for a provisional rating have not been met; clerical error; or for MIS's own business reasons unrelated to these situations.

If MIS determines that the quality of information available for assigning a credit is unsatisfactory, insufficient, or raises questions as to whether MIS can provide an appropriately informed credit rating, then MIS will refuse to issue a credit rating. Such refusal may occur, for example, in instances where the complexity of the structure of a new type of financial instrument raises serious questions as to whether MIS has the analytical expertise to provide an appropriately informed credit rating.

For additional detail, see:

» Withdrawal of Credit Ratings Policy, February 12, 2025
» Credit Rating Refusal Policy, November 1, 2024

i.   Unsolicited Credit Ratings

The criteria by which Credit Ratings are designated as unsolicited, as well as the manner in which the unsolicited nature of such ratings is disclosed, are set forth in the Designating and Assigning Unsolicited Credit Ratings Policy.

MIS's publication of an Unsolicited Credit Rating will be conditioned, among other factors, on its determination that sufficient information is available to allow MIS to assign and maintain the Credit Rating. In jurisdictions where unsolicited ratings are permitted, MIS will designate as unsolicited Credit Ratings not requested by or not maintained at the request of a Rated Entity or its Agents. MIS will also designate as unsolicited those Credit Ratings it initiates, and which are not requested by a Rated Entity. MIS would consider issuing such an Unsolicited Credit Rating when, among other things:

» The Unsolicited Credit Rating would provide an informational benefit to market participants; or
» The amount of the total debt or debt-like obligations issued is significant; or
» The type of security or the issuer is new to the market; or
» The Credit Rating is analytically relevant for other analysis that MIS provides to the market.

For additional detail, see:

» Designating and Assigning Unsolicited Credit Ratings Policy, December 1, 2025
» Designating Non-Participating Rated Entities Policy, February 3, 2025

2. **Credit Rating Methodologies and Credit Rating Quantitative Tools**

Provision 1.3 of Section III of the MIS Code provides that in assessing an Issuer's or obligation's creditworthiness, analysts will use MIS's published methodologies, where appropriate, and will apply a given methodology in a consistent manner, as determined by MIS. MIS has established several groups responsible for methodologies and quantitative tools: the Methodology & Model Development Group (MMDG); and the Methodology Review Group (MRG). MMDG is responsible for methodology development and delivery across MIS, including the quantitative tools used in the credit rating process. MRG's responsibilities are to approve new and revised methodologies including related quantitative tools, validate new and materially-updated credit rating models and credit rating scorecards, review the specifications of MIS quantitative tools for consistency with published methodologies, review the relevance and quality of existing methodologies on an annual basis, and review credit rating actions, on a sampled basis, to evaluate the application of published methodologies. In addition to approval by MRG, new and revised methodologies for which a consultation with market participants through a "request for comments" process occurred must also be approved by the MIS Board of Directors prior to publication.

MIS's methodological approaches to determining credit ratings encompass an evaluation of both qualitative and quantitative factors. Many of these methodologies include references to quantitative tools used to infer the implications of sets of assumptions in a consistent, rigorous manner. Since quantitative tools contain simplifying assumptions and, by construction, may exclude many credit-relevant factors, individual rating committees rely on quantitative tools as tools to varying degrees, depending on the facts and circumstances in the sector and of the particular Issuer. Current versions of MIS methodologies, which are updated periodically, along with descriptions of quantitative tools (if any) they employ can be found on our website via the web address: https://ratings.moodys.com/rating-methodologies.

Some quantitative tools used in the structured finance sector are relatively quantitative in nature in that they attempt to model collateral loss probability distributions under various simplifying assumptions, cash flow allocations under each of the potential collateral loss scenarios, and, together, derive mathematically expected loss rates on various securities. Other quantitative tools, in particular many of those used within the fundamental sectors, are relatively qualitative in nature, embedding financial ratio credit scores and judgment in scorecards that serve as guides for discussion in rating committees and bear a somewhat imprecise relationship to actual credit rating outcomes. However, methodologies suggest quantitative and qualitative information for consideration as inputs to rating committee deliberations.

The following paragraphs provide a high-level description of the qualitative and quantitative factors that are broadly considered relevant in each of the sectors for which MIS is registered as an NRSRO. These descriptions should not be considered exhaustive or mandatory for each credit rating published in the individual sectors. Furthermore, not all of the enumerated factors will be deemed relevant by an individual rating committee, and within individual sub-sectors additional factors may also be considered. Methodologies include additional factors that might be considered relevant by a rating committee when issuing a credit rating in a given sector.

    a.   <u>Financial Institutions, Brokers or Dealers</u>

Relevant qualitative factors may include: management quality; key entity risks; the impact of economic and industry outlook on lending policy and criteria; product development; risk measurement and management tools;

credit risk review and controls; and/or reach and influence of regulatory authorities; the resolution regime we expect banks will be exposed to, and how the liability structure and the bank's assets affect the credit risk of debt and deposit instruments. MIS also considers the likelihood and quality of external forms of support including parental support and, for banks and certain other systemically important financial institutions, government support. Relevant quantitative factors may include: profitability; portfolio diversification by geography, region, industry, product, and portfolio granularity; actual amount of non-performing loans; loan-loss provisioning requirements; loan-loss coverage levels; actual losses; loss expectancy and recent trends; type and impact of relevant portfolio stress tests (e.g., potential increases in interest rates or unemployment rates); loan-to-value ("LTV") overview by valuation at inception and LTV limits in the case of property lending; overview of off-balance sheet risks; projected business growth; capital ratios (Core Equity Tier 1, tangible common equity) and trends; composition of risk-weighted assets (e.g., 20% risk weight, 50% risk weight, etc.); and/or quality of capital by type (e.g., Tier 1, Tier 2, etc.), instrument (e.g., subordinated debt, hybrid, innovative / non-innovative, etc.) and currency; funding structure; and/or liquidity resources.

b. <u>Insurance Companies</u>

Relevant qualitative factors are tailored to the specific type of insurer (e.g., life, property/casualty, mortgage, financial guaranty, etc.) and may include: strategy, market position, brand and distribution; product focus; ease of access to capital; management quality, governance and risk management; accounting policy and disclosure; and/or the sovereign and regulatory environment.

Relevant quantitative factors are also specific to the type of insurer and may include: portfolio diversification (by geography, product/risk type, and distribution channel); asset quality (as reflected by, for example, the proportion of high risk investments and reinsurance assets); capital adequacy (as measured by capital ratios appropriate for the type of insurer and including estimates of catastrophe risk); profitability (as reflected by, for example, returns on equity, loss and expense ratios, and earnings volatility); financial flexibility (as indicated by coverage and leverage ratios); reserve adequacy (as implied by ratio analysis and actuarial analysis); and/or liquidity risk (assessing asset and liability matching).

c. <u>Corporate Issuers</u>

Relevant qualitative factors may include: industry sector(s); key markets; market position(s); business mix; geographical and product diversity; business strategy; barriers to entry; competitive advantages; growth opportunities; financial policy; management quality; risk management; capital structure and structural considerations; liquidity and debt maturity analysis; analysis of salient features of the security; legal structure; ownership considerations; corporate governance; and the sovereign and regulatory environment.

Relevant quantitative factors may include: level of sales or assets; growth rates; profitability ratios; leverage ratios; coverage ratios; capitalization ratios; cash flow ratios; liquidity measures; industry specific key indicator ratios; off-balance sheet or other adjustments; working capital management indicators; capital expenditure levels (both maintenance and development); extraordinary/exceptional items; and/or financing flows, including dividends, foreign currency exposure and accounting effects.

d. Issuers of Asset-Backed Securities

Qualitative factors typically include an evaluation of the originator's policies and practices, including analysis of the performance of its previously originated loans, and of its business strategy and underwriting practices, quality control and auditing, financial strength, management strength, and governance and regulatory oversight. In certain consumer asset classes and when sufficient historical data is available, these capabilities are already reflected in the historical data used for rating analysis; however, in other asset classes or when sufficient data is not available, the strengths and weaknesses identified in the originator evaluation may be incorporated into the quantitative assumptions regarding future asset performance. Strengths or weaknesses in one or more aspects of an originator evaluation may, respectively, lead to a lower or higher credit enhancement for a given target rating, or to a lower assigned rating for a given enhancement level, than what the quantitative analysis would otherwise suggest. Perceived weaknesses or significant concerns about particular aspects of the originator may also impact the maximum achievable rating on a transaction.

Other relevant qualitative factors may include: geographical location of assets; details of the relevant insolvency regime; bankruptcy remoteness of the special purpose entity; integrity of the legal structure; adequacy of servicing asset management employed; presence or absence of third-party guarantors; credit quality characteristics of underlying assets; and/or credit factors relevant for the industry sector.

Relevant quantitative factors may include: level of over-collateralization; quantity of excess spread on assets; size and structure of tranching of the bonds; interest rates; value of the reserve fund; availability, amount and details of liquidity; degree and level of amortization of the debt and payment priority; economic analyses; and/or historical performance of the relevant asset class for the sponsor and the sector.

In providing credit ratings for long-term and short-term securities backed by an asset pool or as part of any asset-backed or mortgage-backed securities transaction, MIS forms an opinion on a specific transaction by analyzing its legal structure and sources of credit protection, as well as the credit risk characteristics of the collateral pool backing the securitization. To evaluate the risk characteristics of the underlying collateral pool, MIS considers data from a wide variety of public sources and information provided by the securitization's sponsor. Moody's does not independently verify the existence and performance of the assets underlying or referenced by a security or money market instrument issued by an asset pool or as part of an asset-backed or securities transaction. Rating committees consider the key factual elements that are relevant for the credit rating and the sources of information for such key factual elements. Examples of information provided by or verified by sources or experts that are separate and independent from the Issuer may include, but are not limited to, statements audited or reviewed by auditors, agreed upon procedures, and servicer and trustee reports. Moody's also generally assumes that disclosures required in regulatory filings may be relied upon. Information provided solely by the Issuer or an agent of the Issuer, such as the underwriter, is generally not relied upon for key factual elements unless Moody's is able to check or test the information against independent sources. Examples of independent sources include, but are not limited to, independent data providers and consultants and data produced by third party or governmental entities. It should also be noted that for some transactions the assets are not fully known at the time of assignment of the rating and the initial rating analysis is primarily based on covenants as described in the governing documents for the transaction. In cases where a rating committee determines that the reliability and quality of information is not satisfactory, Moody's will refrain from issuing a credit rating or will withdraw an existing credit rating. MIS's credit opinion is based on its own independent analysis.

e. Securities Issued by a Government or Municipality

Relevant qualitative factors may include: willingness to pay public debt (track record, political tolerance for public defaults); revenue raising ability and tolerance; political dynamics and institutional and governance aspects; issuer structure; quality of financial management (budgetary, capital and strategic planning, timely implementation of strategies in response to changing circumstances); public policy frameworks; track record of social and political stability; and assessment of political commitments (fiscal adjustment, price stability); and/or environmental issues. Other qualitative factors reflecting quantitative inputs include: revenue structure (or suitability of tax or revenue-raising mechanisms with respect to the economic base); government-owned enterprises with business-like or market exposure; and inter-governmental transfers.

Relevant quantitative factors may include: factors reflecting the economic base (structure of the economy, investment rate, saving rate, size of GDP, GDP per capita, percentage change in real GDP, inflation record, trends of personal income and wealth, tax base growth trends, employment growth, unemployment rate and diversity of economic activity); demographic trends (such as population growth, age distribution, and geographic concentration); financial operations (such as revenue structure, growth and diversity, expense structure, including fixed cost trends, trend of budget surplus or deficit, size and liquidity of financial and foreign currency reserves); and/or factors that help assess the sustainability of public debt (such as stock of general government debt, off-balance sheet liabilities, debt of overlapping governments paid from the same base, future liabilities such as pension and healthcare costs, banking sector size in the context of contingent liabilities, composition of the debt in terms of currency, maturity, interest-rate sensitivity, size of assets that can be mobilized to repay the debt, nature of public spending and degree of leverage relative to tax base or resource base).

For U.S. municipal securities issued by entities that operate in competitive markets, such as hospitals, universities, and airports, additional factors may include the issuer's market share, pricing power within its market, competitive pressures from other service providers, degree of governmental support, and quality of management and governance.


Code of Professional Conduct
December 2025


Contents




Preamble

Financial markets should be efficient and fair to all market participants. Credit rating agencies play an important role in these markets. Moody's Ratings provides information and opinions in the form of credit ratings and related research about the creditworthiness of issuers of securities and their financial obligations. In addition, Moody's Ratings also provides Other Permissible Services globally and certain Ancillary Services in a limited number of jurisdictions.

Credit Ratings

Our credit ratings are forward-looking opinions that seek to measure relative credit loss. That is to say, they forecast the likelihood of default on a bond and the estimated severity of loss in the event of that bond's default.

Given the vast amount of information available to investors today, Moody's Ratings helps investors and others sift through this information and analyze the credit risks they face when lending to a particular borrower or when purchasing an issuer's debt or debt-like securities.[1] Moody's Ratings makes our public credit ratings available to investors globally on a contemporaneous basis, free of charge.

Ancillary Services and Other Permissible Services

Ancillary Services[2] refers to those Moody's Ratings products and services that are not Credit Rating Services and that may include market forecasts, estimates of economic trends, pricing analysis, or other general data analysis as well as related distribution services. At this time, Moody's Ratings does not offer Ancillary Services as a global offering. Other Permissible Services means those products and services identified in the Rating Symbols and Definitions publication that are not Credit Rating Services or Ancillary Services. Moody's Rating's Other Permissible Services include those that are both unregulated and those that are regulated.

In order to enhance market understanding and confidence in Moody's Ratings' credit ratings and non-credit rating services, Moody's Ratings has adopted this Code of Professional Conduct (the "Moody's Ratings Code" or this "Code"). Through this Code, Moody's Ratings seeks to protect the quality and integrity of the rating and assessment processes, so that investors and issuers are treated fairly, and to safeguard confidential information provided to us by issuers. To use Moody's Ratings credit ratings and other services effectively, the market should be informed of both their attributes and limitations. It is our responsibility to be as transparent as practicable with respect to our:

→ Rating methodologies and frameworks;

→ Rating and assessment policies; and

→ Overall track record, where applicable.

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[1] Moody's assigns credit ratings to entities as well as different types of debts or financial obligations – including, for example, private loans, publicly and privately traded debt securities, preferred shares, and other securities that offer a fixed or variable rate of return. For simplicity's sake, the term "debt and debt-like securities" is used herein to refer to debt securities, preferred shares, and other financial obligations of these sorts.

[2] In certain jurisdictions, Other Permissible Services may be considered under local regulation to be Ancillary Services. For those jurisdictions, those services will be subject to the provisions that apply to global Other Permissible Services.


This Code, as well as the policies referenced, are accessible on Moody's Ratings' public websites.[3] All references to Moody's Ratings' public websites include ratings.moodys.com as well as Moody's Ratings' regional websites, such as ratings.moodys.com/Japan, as applicable.

This Code is organized into three main sections: (i) Universal Provisions, (ii) Credit Ratings, and (iii) Ancillary Services and Other Permissible Services. The Credit Ratings and Ancillary Services and Other Permissible Services sections each contain four sub-sections:[4]

→ Quality and Integrity of the Rating/Assessment Process

→ Independence and Avoidance and/or Management of Conflicts of Interest

→ Responsibilities to the Investing Public and Issuers

→ Training

I. Defined Terms

For the purposes of this document, the terms below, organized by category, are defined as follows:

Documents

1	The International Organization of Securities Commissions' Code of Conduct Fundamentals for Credit Rating Agencies ("IOSCO Code") is a framework Code of Conduct published on December 23, 2004 and subsequently revised in May 2008 and March 2015, by the International Organization of Securities Commissions. It was developed through cooperative efforts of international securities regulatory authorities, rating agencies, issuers, investors, and other market participants. Moody's Ratings has publicly endorsed the IOSCO Code.

2	The International Organization of Securities Commissions' Principles Regarding the Activities of Credit Rating Agencies ("IOSCO Principles") is a set of broad principles developed by the international regulatory community and published on September 25, 2003. The IOSCO Principles is the document upon which the IOSCO Code is based. Moody's Ratings has publicly endorsed the IOSCO Principles.

3	The Moody's Corporation Code of Business Conduct ("MCO Code") is the code of conduct adopted by Moody's Corporation ("MCO").

4	The Moody's Ratings Code of Professional Conduct ("Moody's Ratings Code" or the "Code") is the code of conduct for Moody's Ratings. The Moody's Ratings Code governs the conduct of Moody's Ratings, all Moody's Ratings Employees, and those relevant MCO Employees who support the Moody's Ratings Credit Rating process.

5	The Rating Symbols and Definitions publication is a reference guide that sets out definitions of the rating symbols and rating scales used by Moody's Ratings.

6	Securities Trading Policy is the Moody's Corporation Securities Trading Policy.

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[3] Although in the interest of transparency we have posted this Code and other related policies on Moody's Ratings' public websites, Moody's Ratings does not assume, as a result of such public disclosure, any responsibility or liability to any third party arising out of or relating to this Code or those policies. The Moody's Ratings Code is not part of any contract with any third party, and no third party shall have any right to enforce any of its provisions. Moody's Ratings also retains complete discretion to revise this Code at any time to reflect changes in Moody's Ratings ratings policies and procedures or to address changes in market, legal, or regulatory circumstances.

[4] The Moody's Ratings Code has been structured in this manner in order to track the IOSCO Code as closely as possible.



Employee Types

1 An Analyst is: (i) any Moody's Ratings Employee assigned to a ratings team with the title of Ratings Associate or higher whose function is to (a) assign or monitor Credit Ratings and, if applicable, the related rating outlook or rating review, (b) assist in drafting materials or developing deal specific models being considered for rating committees, or (c) supervise Moody's Ratings Employees included in (a) or (b) of this definition; or (ii) any Moody's Ratings Employee assigned to an analytical assessment team with the title of Ratings Associate or higher whose function is to (a) determine or, where applicable, monitor a non-credit rating assessment, (b) assist in drafting materials or developing deal specific models being considered for a non-credit rating assessment, or (c) supervise Moody's Ratings Employees included in (a) or (b) of this definition. The definition of "Analyst" excludes any Moody's Ratings Employee assigned to an analytical team who is not involved in either the Credit Rating or non-credit rating assessment processes or supports these processes solely through administrative tasks, such as entering information into internal systems.

2 The DCO is the individual designated by Moody's Ratings as a Designated Compliance Officer.

3 An Employee is any full-time or part-time employee of Moody's Corporation or its wholly owned subsidiaries, wherever located.

4 Management or Managers are those employees who have personnel management responsibilities.

5 Rating Personnel are Moody's Ratings Employees who participate in (i) determining or monitoring a rating or a non-credit rating assessment or (ii) the development or approval of procedures, frameworks, or methodologies used for determining a rating or non-credit rating assessment. Rating Personnel includes Analysts and managers of Analysts and excludes any Moody's Ratings Employee who supports these processes solely through administrative functions (e.g., information gathering and dissemination, entering information into internal systems), information technology functions, or process and workflow design functions.

Organizational Structure

1 The Commercial Group is the Moody's Ratings department that is responsible for business strategy and planning, new business origination, and business relationships with Issuers and Rated Entities or those that have engaged Moody's Ratings for a service.

2 The Compliance Department is the department that is responsible for assessing Moody's Ratings' and its Employees' compliance with the policies and procedures described in this Code. The Compliance Department is an organizationally independent department that serves an oversight role that does not participate in the determination of any credit ratings, regulated assessments, or non-regulated assessments, nor does the Compliance department participate in the development of procedures, methodologies, or frameworks used to determine said credit ratings, regulated assessments, or non-regulated assessments.

3 Credit Strategy and Standards Group (CSS) is responsible for upholding the accuracy of Moody's Ratings' Credit Ratings and rigor of its analytic processes. CSS comprises the following functions: Methodology & Model Development Group; Methodology Review Group (MRG); Credit Strategy & Guidance; Credit Standards; and CSS Risk Management. Each function reports to the Moody's Ratings Chief Credit Officer, who serves as the Head of CSS.

4 MCO refers to Moody's Corporation and its majority-owned affiliates.


5   The MIS Board refers to the board of directors of Moody's Investors Service, Inc.

6   Moody's Ratings refers to all MCO entities that issue ratings under the "Moody's Ratings" brand name, including Moody's Investors Service, Inc.

Services and Products

1   Ancillary Services are those products and services that are not Credit Rating Services and which may include market forecasts, estimates of economic trends, pricing analysis, or other general data analysis as well as related distribution services.

2   Anticipated Ratings Process is the process by which a provisional notation may be removed from a Credit Rating assigned to an instrument or issuer, when the applicable contingencies which were the basis for affixing the (P) notation are deemed to have been fulfilled. For example, when a rating of (P) Baa1 is assigned to a debt instrument, it is anticipated that the (P) notation will be removed from the Baa1 rating when it is determined that the contingencies indicated by the (P) notation have been fulfilled.

3   A Credit Rating is an opinion from Moody's Ratings regarding the creditworthiness of an entity, a debt or financial obligation, debt security, preferred share, or other financial instrument, or of an issuer of such a debt or financial obligation, debt security, preferred share, or other financial instrument, issued using an established and defined ranking system of rating categories. (See Section III below.)

4   A Credit Rating Action is any one of the items below:

→ Assignment of a Credit Rating to a Rated Entity or obligation, including Credit Ratings assigned in the Subsequent Ratings Process;

→ Removal of a provisional notation from a Credit Rating when applicable contingencies are deemed to have been fulfilled in the Anticipated Ratings Process;

→ A change in a Credit Rating (i.e., upgrade or downgrade);

→ Placing a Credit Rating on review, changing the direction of an existing review, or taking a Credit Rating off review (i.e., Credit Rating Confirmation);

→ Assignment or change in an outlook associated with a Rated Entity or one or more Credit Ratings;

→ Affirmation of a Credit Rating; or

→ Withdrawal of a Credit Rating.

5   A Credit Rating Announcement is a written communication that may be used to announce the publication of a Credit Rating Action related to public Credit Ratings, Unpublished Monitored Loan Ratings or Unpublished Monitored Private Placement Ratings. Moody's Ratings may also publish a Credit Rating Action related to public Credit Ratings on ratings.moodys.com that is not accompanied by a Credit Rating Announcement.

6   Credit Rating Services are those products and services offered with respect to Credit Ratings and, if applicable, the related rating outlook or rating review. Credit Rating Services specifically exclude all Ancillary Services or Other Permissible Services.

7   The Disclosure Form is a form that contains regulatory disclosures and is published on ratings.moodys.com for public Credit Ratings and in the rating folder of the electronic platform



for Unpublished Monitored Loan Ratings and Unpublished Monitored Private Placement Ratings at the time a Credit Rating Action is published.

8   Non-Participating Credit Ratings are published Credit Ratings in which the Issuer has declined (expressly or through failure to respond to) Moody's Ratings' offer to participate in the rating process on a going-forward basis.

9   Other Permissible Services are those products and services identified in the Rating Symbols and Definitions publication that are not Credit Rating Services or Ancillary Services.

10   Rating Services means any or all of the following: Credit Rating Services, Ancillary Services and/or Other Permissible Services.

11   Regulated Assessments means Other Permissible Services that are subject to specific requirements mandated by law or regulation.

12   Subsequent Ratings Process is the process of assigning Credit Ratings (together with the associated outlook or review status, if applicable) that are derived exclusively by reference to an existing Credit Rating of a program, series category/class of debt or primary Rated Entity. This includes:

→   Assignment of a Credit Rating to issuance of debt within or under an existing rated program where the transaction structure and terms have not changed in a manner that would affect the Credit Rating indicated by the program rating (examples include covered bond programs, shelf registrations, and medium term note programs);

→   Credit Ratings assigned based on the pass-through of a primary Rated Entity's Credit Rating, including monoline or guarantee linked ratings; or

→   Assignment of Credit Ratings to debt instruments of the same seniority as previously rated debt when such issuance of debt is contemplated in the existing Credit Ratings. Examples include ratings on debt issued by frequent corporate and government issuers. This also includes Credit Ratings assigned to new debts, new programs, or amended and extended credit facilities by reference to an existing rating of the same debt class, at the same rating level, whether or not the new debts or programs replace similarly structured debts, programs, or credit facilities.

13   Unsolicited Credit Ratings are those Credit Ratings not initiated at the request of the Rated Entity or its Agents or not maintained at the request of the Rated Entity or its Agents.

Other

1   An Agent is any party working on behalf of a Rated Entity or working on behalf of an agent of the Rated Entity.

2   EU means the European Union.

3   A Family Member is any of the following:

→   An Employee's spouse or domestic partner;

→   A person with whom an Employee cohabits (such as a shared living arrangement where the relationship is more than casual), whether or not they share financial responsibilities. This would not include typical roommate living arrangements;

→   An Employee's minor or dependent children;

→   Any other relative sharing the same household as an Employee;


→ Any persons who do not live in the same household as an Employee but whose Trades in Securities are directed by or are subject to the Employee's influence or control (either direct or indirect) (such as parents or children living in separate households who consult with the Employee before they Trade); and

→ Any other natural or legal person, trust, entity or partnership (other than blind trusts, as defined in the Securities Trading Policy) whose managerial responsibilities are discharged by, that is set up for the benefit of, that is directly or indirectly controlled by, or whose economic interests are substantially equivalent to, the Employee or any Family Member.

4 Fee Discussions are any discussions about fees for Rating Services and any discussions or correspondence (whether internal or external) relating to those discussions.

5 Form NRSRO is the application filed by Moody's Investors Service, Inc. with the U.S. Securities and Exchange Commission for registration as a Nationally Recognized Statistical Rating Organization (NRSRO). As noted in its most current Annual Certification of Form NRSRO, Moody's Investors Service, Inc. conducts its credit rating business under the brand name Moody's Ratings.

6 An Issuer is any entity by which a Security has been issued, guaranteed, or by which the credit underlying a Security has been otherwise supported. The term "Issuer" also includes the corporate parent or majority-owned subsidiary of an Issuer. In relation to Ancillary Services or Other Permissible Services, an Issuer also includes any entity that has engaged Moody's Rating for the provision of that service.

7 Issuer Confidential Information is any information received by Moody's Ratings from an Issuer, its affiliates, or its Agents in connection with the rating process or in connection with providing Ancillary Services or Other Permissible Services in respect of which Moody's Ratings has received written notice specifically indicating the proprietary and confidential nature of the information. However, the term "Issuer Confidential Information" shall not include:

→ Information that is publicly known;

→ Information available to Moody's Ratings on a non-confidential basis prior to disclosure by the Issuer, its affiliates, or its Agents;

→ Information that becomes available to Moody's Ratings on a non-confidential basis from a third party not reasonably known by Moody's Ratings to be bound by a confidentiality agreement with the Issuer or otherwise prohibited from making available such information;

→ Information developed independently by Moody's Ratings;

→ Information that has been aggregated or transformed in such a way that it is no longer identified as relating to any individual Issuer; or

→ Information that is approved for public disclosure in writing by the Issuer, its affiliates, or its Agents.

8 Non-Public Information is information that has not been publicly disseminated (for example, through public filing with a securities regulatory authority; issuance of a press release; disclosure of the information in a national or broadly disseminated news service; or the issuance of a proxy statement or prospectus).



9   The terms Own, Owning and Ownership refer to all methods by which an Employee may possess an interest in a Security or an account with a financial services institution, including direct ownership and beneficial ownership (i.e., sole or shared dispositive or voting power over a Security). For the purposes of this Code, direct ownership includes all Securities held in trust (other than a blind trust) and all Securities held in any individual retirement account (IRA) or 401(k) other than Moody's Profit Participation Investment Plan. For the purposes of this Code, Employees are deemed to be the beneficial owner of all Securities held by their Family Members.

10 Rated Entity means any entity rated by Moody's Ratings or any entity that issues securities rated by Moody's Ratings or any entity that is seeking a Credit Rating from Moody's Ratings or the subject of any assessment provided as an Other Permissible Service or an Ancillary Service.

11 Restricted List is a list of Securities by industry, geography, or regulation, which an Employee and any Family Members of that Employee may not Own or Trade.

12 Security is any non-deposit financial instrument that is, or is derived from, any equity or fixed-income security. This includes, but is not limited to: stocks, bonds, debentures, options, equity securities, convertible securities, warrants, derivative instruments (including swaps, commodities and futures based on or linked to equity or fixed income securities), notes, collective investment schemes, fixed annuities, variable annuities, open- or closed-end mutual funds, exchange-traded funds, and unit investment trusts.

13 The term Trade (including Trades, Traded and/or Trading) refers to any transaction by which a person acquires or divests himself/herself from an interest or position in a Security, including but not limited to purchases, sales, repurchase agreements, short sales, spread betting (and other forms of gambling on Securities), and entering into derivative transactions, including put options, calls, and equity swaps as well as liquidating such derivative positions through purchase, sale, or exercise.

14 UK means the United Kingdom.

II. Universal Provisions

1. Integrity

1.1 Moody's Ratings Employees will comply with all applicable laws and regulations governing their activities in the jurisdictions in which they operate. For greater certainty, to the extent that a provision in the Moody's Ratings Code is inconsistent with applicable laws and regulations in a jurisdiction in which Moody's Ratings operates, then that provision in the Moody's Ratings Code will not apply in that jurisdiction to the extent of the inconsistency.

1.2 Moody's Ratings and its Employees will deal fairly and honestly with Issuers, Rated Entities, customers, investors, other market participants, and the public.

1.3 Moody's Ratings will hold its Employees to high standards of integrity. Moody's Ratings will not knowingly employ any individuals with demonstrably compromised integrity, subject to applicable law.

1.4 While Employees are not expected to be experts in the law, they are expected (and in some cases required by applicable laws and regulations) to report activities of which they



are aware that a reasonable person would question as a potential violation of applicable laws and regulations or this Code. All Moody's Ratings Employees outside the EU and UK are obligated to report these issues promptly to the Compliance Department or through Moody's Integrity Hotline. Employees in the EU and UK are encouraged to report such violations. Moody's Ratings Employees within the EU and UK are required to report all suspected legal violations to the Compliance Department. In accordance with the MCO Code, Employees also may report such matters on a confidential basis by calling the Moody's Integrity Hotline. The Compliance Department will take appropriate action, as determined by the applicable laws and regulations of the jurisdiction and the policies and procedures established by Moody's Ratings.

1.5 Management prohibits retaliation by any Employee or by Moody's Ratings itself against any Employee who, in good faith, reports a possible violation of the law, regulation, or this Code.

2. Independence and Avoidance and/or Management of Conflicts of Interest

2.1 Moody's Ratings and its Employees will use care and professional judgment to maintain both the substance and appearance of independence and objectivity.

2.2 Moody's Ratings will not engage in any securities (including derivatives) trading that presents actual or potential conflicts of interest with Moody's Ratings' rating-related activities.

2.3 In accordance with the Gifts, Entertainment, and Anti-Bribery Policy, Moody's Ratings maintains prohibitions on soliciting or accepting money, gifts, favors, services, or entertainment from any Rated Entity or any sponsor of any Rated Entity or its Agents. All Moody's Ratings Employees must comply with this policy.

2.4 Any Analyst or Manager who becomes involved in any personal relationship that may create an actual or potential conflict of interest (including, for example, any personal relationship with an employee of a Rated Entity or Agent of such entity within his or her area of analytic responsibility), will be required, subject to applicable law, to disclose such relationship to his or her Manager or a member of the Compliance Department. Based on the assessment of this information, Moody's Ratings will take appropriate steps to mitigate an actual or potential conflict.

3. Responsibilities to the Investing Public and Issuers

3.1 Moody's Ratings will maintain and enforce policies and controls that require its Employees to take all reasonable measures to protect all property and records belonging to or in possession of Moody's Ratings from fraud, theft, and misuse.

3.2 In accordance with the MCO Code and the Securities Trading Policy, Employees and their Family Members are prohibited from Trading in a Security (including derivatives) while aware of Material Non-Public Information related to the Issuer of such Securities or the Security itself as a result of their employment or other relationship with Moody's. Employees and their Family Members are also prohibited from Trading in a Security while aware of Non-Public Information relating to that Issuer or Security that is proprietary to



Moody's. Employees must periodically certify their compliance as required by such policy.

3.3 Employees will not use or share Issuer Confidential Information for any purpose except as otherwise provided in this Code.

3.4 Moody's Ratings may be required to refer to appropriate law enforcement or regulatory authorities any information that Moody's Ratings has received from a third party and finds credible that alleges that an Issuer of securities rated by Moody's Ratings has committed or is committing a violation of law that has not been adjudicated by the relevant court. Moody's Ratings is not required to verify the accuracy of the information alleging the material violation of law.

4. Governance, Risk Management, and Training

4.1 Business management is responsible for the implementation and the enforcement of the Moody's Ratings Code. The MIS Board oversees these responsibilities.

4.2 MCO has established an Enterprise Risk Management function charged with identifying principal risks across MCO, including within Moody's Ratings' businesses.

4.3 The Compliance Department will be responsible for periodic training in connection with the MCO Code and the Moody's Ratings Code, as well as other relevant Compliance policies, including relating to securities trading and protection of confidential information and/or Non-Public Information, with content updates as needed. The Compliance Department also will establish controls to verify completion of such training.

5. Enforcement and Disclosure of the Moody's Ratings Code and Communication with Market Participants

5.1 The provisions of this Code are derived primarily from the IOSCO Principles and the IOSCO Code. However, Moody's Ratings has made certain modifications to more closely align this Code with Moody's Ratings' business model and practices, as well as the laws adopted by various regulators globally.

5.2 With respect to the subjective standards that are incorporated in this Code, Moody's Ratings will use its good faith efforts in implementing such standards.

5.3 Moody's Ratings will publish in a prominent position on its public website(s) links to (i) the Moody's Ratings Code; (ii) a general description of the methodologies Moody's Ratings uses in assigning Credit Ratings; (iii) information about Moody's Ratings' historic Credit Rating(s) performance; and (iv) any other such disclosures required under this Code.

5.4 The Compliance Department will be responsible for assessing adherence to the various procedural provisions of this Code. The reporting line of the Compliance Department will be independent of Moody's Ratings' Credit Rating and assessment activities. Neither Moody's Ratings' DCOs, nor any other Employee within the Compliance Department, may: (i) participate in the determination of Credit Ratings or assessments; (ii) participate in the development of ratings methodologies or models or assessment frameworks; (iii) perform sales and marketing functions; or (iv) participate in establishing compensation levels, other than for Compliance Department employees. In addition, all Employees in the Compliance Department will be required to certify to the Moody's Ratings Code and its



requirements upon commencement of their employment by Moody's Ratings and annually thereafter. The DCOs are responsible for implementation and enforcement of these requirements within the Compliance Department. An Employee who becomes aware of a breach of this Code will be required to report such breach to the Compliance Department.

5.4.1 Compensation of the DCOs will not be linked to Moody's Ratings' financial performance and will be arranged so as to promote and not impair the independence of the DCOs and the Compliance Department; provided that the foregoing will not prevent Compliance employees from participating in broad-based retirement plan benefits on the same terms and conditions made available to Moody's Ratings Employees generally.

5.4.2 On an annual basis the Compliance Department will review Moody's Ratings' compliance during the prior calendar year with Moody's Ratings' policies and procedures that relate to ratings-related activities, including any material changes to the Moody's Ratings Code, the MCO Code, and Moody's Ratings' conflict of interest policies. Specifically, the Compliance Department will prepare a confidential, annual compliance report in respect of Moody's Investors Service, Inc., which will, as required by law, address its compliance with relevant securities laws, be certified by the DCO as to its accuracy and completeness, and be submitted to the appropriate agencies.

5.5 The MIS Board oversees Moody's Ratings' policies and procedures that relate to ratings-related activities and conflicts of interest, its internal control systems for such policies and procedures, and its compensation and promotion policies and practices.

5.6 Moody's Ratings will establish, maintain and enforce policies and controls for receiving, reviewing, retaining, and handling complaints, including those that are provided on a confidential basis, as set forth in the Receipt, Review and Retention of Complaints – Policy. The Compliance Department will conduct a review of all relevant complaints in accordance with its policies and procedures and will make a determination whether any further escalation is necessary.

III. Credit Ratings

What Are Credit Ratings?

A Credit Rating is an opinion regarding the creditworthiness of an entity, a debt or financial obligation, debt security, preferred share, or other financial instrument, or of an issuer of such a debt or financial obligation, debt security, preferred share, or other financial instrument, issued using an established and defined ranking system of rating categories.

Credit Ratings are based on information obtained by Moody's Ratings from sources believed by Moody's Ratings to be accurate and reliable, including, but not limited to, Issuers and their Agents, as well as sources independent of the Issuer. Moody's Ratings relies on Issuers and their Agents to provide information that is true, accurate, timely, complete, and not misleading.

Moody's Ratings adopts all necessary measures so that the information it uses in assigning a Credit Rating is of sufficient quality and from sources Moody's Ratings considers to be reliable, including, when appropriate, independent third-party sources. However, Moody's Ratings is not an auditor and cannot in every instance independently verify or validate information received in



the rating process. Thus, in assigning a Credit Rating, Moody's Ratings is in no way providing a guarantee with regard to the accuracy, timeliness, or completeness of factual information reflected, or contained, in the Credit Rating or any related Moody's Ratings publication.

In the rating process, Moody's Ratings maintains independence in its relationships with Issuers, investors, and other interested entities. Moody's Ratings does not have a fiduciary relationship with the Issuer whose security is being rated (or any other party). Nor does Moody's Ratings act as an advisor to the Issuers it rates. Moody's Ratings may comment on the potential credit implications of proposed structural elements of a security, but Moody's Ratings does not participate in the actual structuring of any security under consideration for a Credit Rating.

As a matter of policy, and in keeping with its role as an independent and objective publisher of opinions, Moody's Ratings retains complete editorial control over the content of its Credit Ratings, credit opinions, commentary, and all related publications. Moody's Ratings reserves the right at any time to suspend, modify, lower, raise or withdraw a Credit Rating, or place a rating on review, in accordance with Moody's Ratings policies and procedures. Moody's Ratings editorial control includes its right to decide whether, and when, to issue a Credit Rating or publish any information or commentary, except in those rare instances where the public disclosure of a Credit Rating has been contractually limited (see Provision 3.4 below) or limited by applicable laws and regulations.

The Provisions

1. Quality and Integrity of the Rating Process

As described in the IOSCO Principles, Moody's Ratings will endeavor to provide forward-looking opinions on the relative creditworthiness of Issuers of debt and debt instruments in order to help reduce the information asymmetry that exists between those Issuers and potential purchasers of their debt.

A. QUALITY OF THE RATING PROCESS

1.1 Since Credit Ratings are probabilistic opinions about future creditworthiness, the performance of an individual Credit Rating will not be judged on the basis of the individual outcome, but on whether the individual Credit Rating was formed pursuant to Moody's Ratings' established processes. Where possible, the performance of Credit Ratings collectively will be evaluated on the basis of how they perform on a statistical basis ex post (e.g., default studies, accuracy ratios, and stability measures).

1.2 Moody's Ratings will develop and maintain rigorous and systematic rating methodologies. Where possible, resulting Credit Ratings will be periodically subjected to objective validation based on historical experience. MRG is responsible for monitoring the appropriateness and completeness of rating methodologies and procedures and for the initial approval of significant changes to Moody's Ratings' rating methodologies and procedures. The MIS Board must approve new or materially changed rating methodologies and procedures before their use.

1.3 In assessing an Issuer's or obligation's creditworthiness, Analysts will use Moody's Ratings' published methodologies, where appropriate. Analysts will apply a given methodology in a consistent manner, as determined by Moody's Ratings.

1.4 Credit Ratings will be determined by rating committees and not by any individual Analyst, and each rating committee will have the participation of at least one Analyst with three



years or more experience in performing credit analysis. Once a rating committee has determined the appropriate Credit Ratings to be assigned to a Rated Entity's debt classes (e.g., senior unsecured), or to debt issued under certain specific program documents, Moody's Ratings will assign such Credit Ratings to such classes unless and until a subsequent rating committee determines otherwise.

1.4.1 Debt issuance by a Rated Entity or under specific program documents may be routine (e.g., refinance), or may be material to the Rated Entity's creditworthiness or the program structure (e.g., a material change in the Rated Entity's leverage). It is the responsibility of the Analyst to monitor the Issuer's debt issuance and leverage and changes to program documents and to bring material changes to the rating committee's attention. Credit Ratings that are assigned to securities that are issued over time pursuant to programs, series, or categories of debt that are subject to an existing Credit Rating, or based on the pass-through of a primary Rated Entity's Credit Rating, derive their Credit Rating exclusively from the existing Credit Rating of the program, series, category of debt, or primary Issuer, as the case may be, and the rating committee for the existing Credit Rating incorporates future issuances into its analysis. Consequently, Credit Rating Actions with respect to these Credit Ratings are not subject to further analysis by a rating committee beyond the analysis conducted by the original rating committee for the existing Credit Rating.

1.4.2 A provisional notation may be removed from a Credit Rating when the applicable contingencies contemplated by the rating committee that assigned the provisional Credit Rating are deemed to have been fulfilled.

1.4.3 In producing a Credit Rating, Moody's Ratings will consider all information known and believed to be relevant by the applicable Analyst and rating committee about an Issuer, including information received from a source other than the Issuer or underwriter that the applicable Analyst and rating committee find credible and potentially significant to a rating decision in a manner generally consistent with Moody's Ratings' published methodologies. Moody's Ratings will establish, maintain, and enforce policies and controls to assure that the Credit Ratings it disseminates are based on a thorough analysis of all such information. In formulating Credit Ratings, Moody's Ratings will employ Analysts who, individually or collectively (for rating committees), have appropriate knowledge and experience in developing a rating opinion for the type of Issuer or credit being analyzed.

1.4.4 Moody's Ratings may assign a Credit Rating on a "point in time" basis, as noted in the relevant Credit Rating Announcement, that is subsequently withdrawn as soon as practicable.

1.5 Moody's Ratings will comply with its record retention policies and applicable laws when maintaining records used to support its Credit Rating processes. Moody's Ratings will establish, maintain, and enforce policies and controls so that its Employees comply with Moody's Ratings' record retention policies and with applicable laws governing retention and disposition of records. Moody's Ratings Employees will familiarize themselves with Moody's Ratings' record retention policies and periodically certify their compliance with such policies.


1.6 Moody's Ratings and its Analysts will establish, maintain, and enforce policies and controls to avoid issuing any Credit Ratings that contain misrepresentations or are otherwise misleading as to the general creditworthiness of an Issuer or obligation.

1.7 Moody's Ratings will invest resources sufficient to carry out high-quality credit assessments of Issuers or obligations. When deciding whether to rate or continue rating an obligation or Issuer, Moody's Ratings will assess whether it is able to devote sufficient personnel with appropriate skills to make a proper rating assessment, and whether its personnel likely will have access to sufficient information needed in order to make such an assessment. In its Credit Rating Announcements for Credit Ratings that present limited historical data, Moody's Ratings will make such limitation clear in a prominent place. Moody's Ratings adopts all necessary measures so that the information it uses in assigning a rating is of sufficient quality and from sources Moody's Ratings considers to be reliable including, when appropriate, independent third-party sources. In cases involving new types of financial products, Moody's Ratings will refrain from providing a Credit Rating unless it believes that it has sufficient information and the appropriate analytical skills to do so. Moody's Ratings will require the relevant functions within CSS to:

a) Review the feasibility of providing a Credit Rating for a type of structure that is materially different from the structures Moody's Ratings has rated;

b) At least once every 12 months, review the methodologies (including the credit rating models, credit rating scorecards, and key ratings assumptions contained within the methodologies) and significant changes to the methodologies (including the credit rating models, credit rating scorecards, and key ratings assumptions contained within the methodologies) Moody's Ratings uses; and

c) Assess whether existing methodologies and models for determining Credit Ratings of structured products are appropriate when Moody's Ratings determines that the risk characteristics of the assets underlying a structured product have materially changed.

1.8 Moody's Ratings will organize its rating committees to promote continuity and avoid bias in the rating process.

B.   MONITORING AND UPDATING

1.9 Moody's Ratings will allocate adequate personnel and financial resources to monitoring and updating its Credit Ratings on a timely basis. Once a Credit Rating is published, and unless it is withdrawn, Moody's Ratings will:

a) At least annually[5] review the creditworthiness of the Issuer or other relevant entity or obligation;

b) Initiate a review of the status of the Credit Rating upon becoming aware of any information that might reasonably be expected to result in a Credit Rating Action, including withdrawing a Credit Rating consistent with the applicable methodologies; and

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[5] Under certain exceptional circumstances and where analytically warranted, the period between reviews may extend longer than 12 months. In addition, some jurisdictions require reviews for certain Issuers to be more frequent than annually.



c) Update on a timely basis the Credit Rating, as appropriate, based on the results of any such review referred to in a) and b) above. In addition, upon adoption of a new or revised rating methodology, Moody's Ratings will review the impact of the new or revised methodology to outstanding Credit Ratings and take any necessary Credit Rating Action, within a reasonable period of time.

Where practicable, Moody's Ratings will leverage available information and expertise in the monitoring process. Moody's Ratings will apply changes in relevant key rating assumptions both to current and newly assigned Credit Ratings.

1.10 Where Moody's Ratings uses separate analytical teams for assigning initial Credit Ratings and for monitoring such Credit Ratings, each team will have the requisite level of experience and resources to perform its respective functions in a timely manner. Moody's Ratings will also evaluate internal processes and market trends in order to maintain operational flexibility to allocate resources needed to monitor existing Credit Ratings and conduct reviews on a timely basis.

1.11 Moody's Ratings will establish, maintain, and enforce policies and controls relating to the publication of Credit Rating Announcements that announce Credit Rating Actions, including the withdrawal of a public Credit Rating on an Issuer or obligation (except for routine debt maturities, calls, or redemptions).

C. INTEGRITY OF THE RATING PROCESS

1.12 Moody's Ratings and its Employees will not, either implicitly or explicitly, give any assurance or guarantee of a particular Credit Rating prior to a rating committee. This does not preclude Moody's Ratings from developing preliminary feedback in connection with its ratings analysis. In addition, Moody's Ratings and its Employees will not make a promise or threat about potential Credit Rating Actions to influence Rated Entities, investors, or other market participants to pay for Credit Ratings or other services.

1.13 Moody's Ratings will not:

a) Provide rating advisory services;

b) Act as a broker or dealer engaged in the business of underwriting securities or money market instruments;

c) Have a financial or controlling interest in an entity rated by Moody's Ratings or any of the "Credit Rating Affiliates" identified in Item 3 of the Annual Certification of Form NRSRO filed by Moody's Investors Service, Inc. and available on Moody's Ratings' public website(s);

d) Issue or maintain a Credit Rating with respect to any entity that has a controlling interest in Moody's Ratings, including MCO; or

e) Issue or maintain a Credit Rating on any single Issuer, originator, arranger or subscriber (including any affiliates of the Issuer, originator, arranger, or subscriber) from which it receives 10 percent or more of its annual net billings.

1.14 Moody's Ratings does not provide consultancy or advisory services to Rated Entities or their agents and will not make proposals or recommendations to an obligor or Issuer, underwriter, or sponsor of an obligation, regarding the corporate or legal structure, assets, liabilities, or activities of an obligor or Issuer or the design of financial



instruments. Consistent with this prohibition, in assessing credit risk, Moody's Ratings Employees may properly hold a series of discussions with an Issuer, Rated Entity, or its Agents in order to:

a) Understand and incorporate into their analysis the particular facts and features and any modification thereof, as proposed by the Issuer, Rated Entity, or its Agents; and

b) Explain to the Issuer, Rated Entity, or its Agents the Credit Rating implications of Moody's Ratings' methodologies as applied to the Issuer or obligation.

2. Independence and Avoidance and/or Management of Conflicts of Interest

A. GENERAL

2.1 Moody's Ratings will not forbear or refrain from taking a Credit Rating Action, or from initiating or concluding a review of a Credit Rating, based on the potential effect (economic, political, or otherwise) of the action on Moody's Ratings, an Issuer, Rated Entity, investor, or other market participant.

2.2 The determination of a Credit Rating will be influenced only by factors relevant to the credit assessment.

2.3 The Credit Rating Moody's Ratings assigns to an Issuer or obligation will not be affected by the existence of, or potential for, a business relationship between Moody's Ratings (or MCO) and the Issuer (or its affiliates), or any other party, or the non-existence of any such relationship.

2.4 Moody's Ratings will separate, operationally and legally, and if practicable, physically, its Credit Rating Services and Analysts from any other business that may present a conflict of interest. If Moody's Ratings offers Ancillary Services and Other Permissible Services, Moody's Ratings will disclose such services on its public website(s). If Moody's Ratings intends to offer new Other Permissible Services or Ancillary Services, Moody's Ratings will first consult with the Compliance or Legal Department. Moody's Ratings will establish, maintain and enforce policies and controls designed to minimize the likelihood that conflicts of interest with Moody's Ratings' Credit Rating Services will arise, or to appropriately manage those conflicts that may arise, in connection with Moody's Ratings' provision of Ancillary Services and/or Other Permissible Services.

B. PROCEDURES AND POLICIES

2.5 Moody's Ratings will establish, maintain, and enforce policies and controls to identify and eliminate, or manage and disclose, as appropriate, actual or potential conflicts of interest that may influence the determination of Credit Ratings, or the approval of new or revised Credit Ratings. As more fully described and disclosed in the Annual Certification to Form NRSRO filed by Moody's Investors Service, Inc. (which is available on Moody's Ratings' public website), Moody's Ratings has established policies to address and manage the following conflicts, among others:

a) Moody's Ratings is paid by Issuers or underwriters to determine Credit Ratings with respect to securities, obligations, or money market instruments they issue or underwrite;

b) Moody's Ratings is paid by obligors to determine Credit Ratings of those obligors;



c) Moody's Ratings is paid by investors to determine Credit Ratings with respect to securities, obligations, or money market instruments;

d) In addition to Credit Ratings, Moody's Ratings provides other services, including but not limited to Rating Assessment Services, to Issuers or obligors that may be subject to a Credit Rating by Moody's Ratings. Moody's Ratings is paid for these other services by the requesting Issuer or obligor; and

e) Moody's Ratings may issue Credit Ratings covering, and/or requested by, entities that may have significant financial interest (i.e., 5% or more of outstanding shares) in MCO, Moody's Ratings' parent company.

2.6 Moody's Ratings' disclosures of known actual and potential conflicts of interest will be complete, timely, clear, concise, specific, and prominently displayed. Such disclosures will be made on Moody's Ratings' public website(s).

2.7 Moody's Ratings will disclose the general nature of its compensation arrangements with Rated Entities. Moody's Ratings does not provide consulting services and does not receive compensation from Rated Entities unrelated to its Rating Services. If Moody's Ratings were to receive from a Rated Entity compensation unrelated to its Rating Services, Moody's Ratings would disclose the proportion such fees constitute against the fees Moody's Ratings receives from the Rated Entity for Rating Services.

2.8 In instances where Rated Entities or obligors (e.g., sovereign nations or states) have, or are simultaneously pursuing, oversight functions related to Moody's Ratings, the Rating Personnel who participate in the determination of Credit Ratings or approval of rating methodologies that apply to such Rated Entities or obligors will be separate from the Employees responsible for interacting with the officials of those Rated Entities or the obligor (e.g., government regulators) regarding supervisory matters.

C. ANALYST AND EMPLOYEE INDEPENDENCE

2.9 Reporting lines for Employees and their compensation arrangements will be organized to eliminate or effectively manage actual and potential conflicts of interest.

2.9.1 Analysts will not be compensated or evaluated on the basis of the amount of revenue that Moody's Ratings derives from Rated Entities that the Analyst rates, with which the Analyst regularly interacts, or over which the Analyst has approval or oversight responsibility.

2.9.2 Moody's Ratings will conduct formal and periodic reviews of compensation policies and practices for its Employees who participate in, or who might otherwise have an effect on, the Credit Rating process to determine that these policies and practices do not compromise the objectivity of the Credit Rating process or Employees.

2.10 Moody's Ratings has implemented a separation of its rating and commercial activities. Rating Personnel will not participate in Fee Discussions or sales or marketing activities or be influenced by sales or marketing considerations. Employees in the Moody's Ratings Commercial Group will not participate in the determination or monitoring of Credit Ratings or in the development or approval of models or methodologies used in providing Rating Services.



2.11 As described in more detail in various policies, Employees will not approve, participate in, or otherwise influence the determination of the Credit Rating of any particular Issuer, Rated Entity, or obligation if the:

a) Employee, or the Employee's Family Member, owns Securities (including derivatives of Securities) issued, guaranteed, or otherwise supported by the Rated Entity, its affiliates, or any of the relevant third parties;

b) Employee, or the Employee's Family Member, has had a recent employment or other significant business relationship (i.e., within the preceding 12 months) with the Rated Entity, its affiliates, or any of the identified third parties, that creates the impression of a conflict of interest that Moody's Ratings deems to be unacceptable or constitutes a conflict of interest;

c) Employee has, or had, any other relationship with the Rated Entity, its affiliates, or any of the identified third parties, or any related third party thereof, that creates the impression of a conflict of interest Moody's Ratings deems to be unacceptable or constitutes a conflict of interest;

d) Employee has a close personal relationship (as described in the Outside Interests and Other Potential Conflicts Policy) with an employee or controlling shareholder of a Rated Entity, its affiliates, or any of the identified third parties that creates the impression of a conflict of interest that Moody's Ratings deems to be unacceptable or constitutes a conflict of interest;

e) Employee has made recommendations to the Rated Entity, its affiliates, or any of the identified third parties about the corporate or legal structure, assets, liabilities, or activities of any of the foregoing entities, as described in the Banning Structuring Recommendations Associated with Credit Ratings – Policy;

f) Employee has initiated, or participated in, Fee Discussions with the Rated Entity, its affiliates, or any of the identified third parties, as described in the Separation of Rating Personnel from Commercial Activities and Information – Policy (excluding accidental receipt of fee information and clearance in accordance with the applicable procedure);

g) Employee, or the Employee's Family Member, has received gifts, entertainment, or cash from the Rated Entity, its affiliates, identified third parties, or any other market participants (e.g., investors), that would not be in accordance with the Gifts, Entertainment, and Anti-Bribery Policy, creates the impression of a conflict of interest that Moody's Ratings otherwise deems to be unacceptable, or constitutes a conflict of interest;

h) Employee has participated in sales or marketing of a product or service of Moody's Ratings or any MCO affiliate to the Rated Entity, its affiliates, any of the identified third parties, as described in the Separation of Rating Personnel from Commercial Activities and Information – Policy (excluding accidental receipt of sales or marketing or other commercial information and clearance in accordance with the applicable procedure);

i) Employee was influenced by sales or marketing considerations with respect to the Rated Entity, its affiliates, any of the identified third parties, or any other market participants (e.g., investors), as described in the Separation of Rating Personnel from Commercial Activities and Information – Policy (excluding accidental receipt of sales



or marketing or other commercial information and clearance in accordance with the applicable procedure); or

j) Employee has made a political contribution that creates the impression of a conflict of interest that Moody's Ratings deems to be unacceptable or constitutes a conflict of interest.

2.12 In accordance with the Securities Trading Policy, Employees who are involved in the rating process and their Family Members are prohibited from buying, selling, or engaging in any transaction in any Security (including a derivative of any Security) issued, guaranteed, or otherwise supported by any Issuer or entity within such Employee's Restricted List(s).

2.13 Where an Analyst or any other Moody's Ratings Employee who participates in determining or monitoring Credit Ratings leaves the employ of Moody's Ratings and becomes an employee of a Rated Entity, underwriter, or sponsor of obligations the Analyst or other Employee was involved in rating or of a financial firm with which he or she had dealings as part of his or her duties at Moody's Ratings, Moody's Ratings will conduct a look-back review of such Analyst's or Employee's work in accordance with applicable laws and regulations. Where required by laws and regulations, Moody's Ratings will report to the regulatory authorities those instances where Moody's Ratings becomes aware, within the time period specified by the relevant regulatory authority, that a former Moody's Ratings Employee has obtained employment with such an entity after his or her employment with Moody's Ratings.

3. Responsibilities to the Investing Public and Issuers

A. TRANSPARENCY AND TIMELINESS OF RATINGS DISCLOSURE

3.1 Moody's Ratings will disclose as soon as practicable its public Credit Rating Actions regarding the Issuers, debt, and debt-like obligations it rates.

3.2 Moody's Ratings will make its public Credit Ratings and public Credit Rating Announcements available to the public on a non-selective basis without cost and provide transparency on how the relevant entity or obligation is rated. Such public Credit Ratings and public Credit Rating Announcements will be posted on Moody's public website(s). Moody's Ratings may also publish on its public website(s) a Credit Rating Action related to a public Credit Rating that is not accompanied by a Credit Rating Announcement.

3.3 Moody's Ratings will encourage structured finance Issuers and originators of structured finance products to publicly disclose all relevant information regarding these products.

3.4 If so requested, Moody's Ratings may agree to keep a Credit Rating confidential so long as Moody's Ratings has received adequate assurances about how the requesting party intends to use it and certain other internal criteria have been met. However, if an Issuer or obligation — including a tranche of a structured finance security — already carries a public Credit Rating from Moody's Ratings, all subsequent decisions to change or discontinue such Credit Rating will be made available to the public on a non-selective basis without cost.

3.5 Moody's Ratings will publicly disclose its policies for distributing and withdrawing Credit Ratings and will keep such policies current.



3.6 For each Credit Rating Action, Moody's Ratings will disclose in the Credit Rating Announcement and/or Disclosure Form certain information consistent with the law in the jurisdiction in which a Moody's Ratings credit rating affiliate issuing a rating operates, including but not limited to:

a) A reference to the date of the last associated Credit Rating Announcement, if any (sometimes via referral to an alternative source);

b) A summary of the key elements of the rationale underlying the Credit Rating;

c) A summary of the key rating assumptions/factors and sensitivity analysis of the relevant key rating assumptions/factors;

d) Language to indicate which substantially material sources of information were used to prepare the Credit Rating;

e) A description of the attributes and limitations of the Credit Rating so as to indicate whether Moody's Ratings considers satisfactory the quality of information available on the Rated Entity and/or debt; and

f) A reference to the principal methodology(ies) and model(s) used to determine the Credit Rating. Moody's Ratings will explain if a Credit Rating is based on more than one principal methodology and if a review of only one methodology might cause financial market professionals to overlook other important aspects of the Credit Rating. In the Credit Rating Announcement, Moody's Ratings will indicate where methodologies and other important aspects factored into Credit Ratings can be found. The Credit Rating Announcement may refer to published documents on Moody's Ratings' public website(s), where applicable.

3.7 Moody's Ratings will publicly disclose sufficient information about its rating committee process, procedures, methodologies, and any assumptions about the published financial statements that deviate materially from information contained in the Issuer's published financial statements so that investors and other users of Credit Ratings can understand how a Credit Rating was determined. The rating symbols and rating scales used by Moody's Ratings are publicly disclosed in its Rating Symbols and Definitions handbook available on Moody's Ratings' public website(s).

3.7.1 Moody's Ratings will publish sufficient information about its loss expectations and cash flow analysis relating to a structured finance Credit Rating so that a financial market professional can understand the basis for the Credit Rating. Where practical, Moody's Ratings will disclose the degree to which it analyzes how sensitive a structured finance Credit Rating is to changes in Moody's Ratings' underlying Credit Rating assumptions.

3.7.2 Moody's Ratings will insert "(sf)" into all of its new and existing Credit Ratings of structured finance instruments. The insertion of "(sf)" will appear following the Credit Rating in all of Moody's Ratings' Credit Rating Announcements and research reports (e.g., "Aa3(sf)") when referring to a specific Credit Rating.

3.7.3 Moody's Ratings will clearly indicate the attributes and limitations of Credit Ratings, the risk of unduly relying on them to make investment or other financial decisions, and generally the extent to which Moody's Ratings verifies the information provided to it by the Issuer or originator of a rated security. This information should assist investors and other users of Credit Ratings in



developing a greater understanding of what a Credit Rating is. Moody's Ratings is subject to regulations in various markets globally, and such regulations do not state or imply that the regulatory authorities endorse Moody's Ratings Credit Ratings nor may Moody's Ratings use its registration status to advertise the quality of its Credit Ratings.

3.8 Where required by applicable law or regulation or otherwise feasible and appropriate, prior to issuing or revising a Credit Rating, Moody's Ratings will inform the Rated Entity of the critical information and principal considerations upon which the Credit Rating is based and afford the Rated Entity an opportunity to submit additional factual information not previously available to Moody's Ratings or to clarify any likely factual misperceptions or other matters it considers relevant in order to produce a well-informed Credit Rating. Moody's Ratings will duly evaluate the Rated Entity's response. Where in particular circumstances Moody's Ratings has not informed the Rated Entity prior to issuing or revising a Credit Rating, Moody's Ratings will inform the Rated Entity as soon as practicable thereafter and, generally, will explain the reason for the delay.

3.9 Where not precluded by specific circumstances, Moody's Ratings will allow the Issuer a brief period of time, which may vary depending on the circumstances and jurisdictional requirements, to notify Moody's Ratings of the Issuer's desire to appeal the Credit Rating decision. Appeals may be granted where Moody's Ratings is provided new or additional information that was not available to or considered by the rating committee.

3.10 In order to promote transparency and to enable the market to best judge the aggregate performance of Credit Ratings on debt instruments, where possible, Moody's Ratings will publish sufficient information about its historical default rates by rating category, the transitions between rating categories, and periodic performance metrics so that financial market professionals can understand the historical performance of securities assigned to different rating categories. Where feasible, this information will include verifiable, quantifiable historical information about the performance of its rating opinions, organized and structured and, where possible, standardized in such a way to assist financial professionals in drawing performance comparisons between credit rating agencies. Upon request, Moody's Ratings will provide Credit Ratings data to regulatory authorities to allow those authorities to conduct their own evaluation of Credit Ratings performance.

3.11 In order to promote transparency regarding the nature of Moody's Ratings' interactions with Rated Entities, and in accordance with the Moody's Ratings Designating Non-Participating Rated Entities – Policy, Moody's Ratings will publicly designate and disclose the names of Rated Entities that decline to participate in the rating process.

3.12 As a publisher of opinions about credit, Moody's Ratings reserves the right at any time to initiate and issue Unsolicited Credit Ratings if Moody's Ratings believes it has sufficient information to support adequate analysis and, if applicable, ongoing monitoring, and that (i) the Moody's Ratings initiated Unsolicited Credit Rating would provide an informational benefit to market participants; or (ii) the amount of the total debt or debt-like obligations issued is significant; or (iii) the type of security or Rated Entity is new to the market; or (iv) the Credit Rating is analytically relevant for other analysis that Moody's Ratings provides to the market. In accordance with Moody's Ratings' policies and procedures on designating Unsolicited Credit Ratings, when an Unsolicited Credit Rating is initiated by Moody's Ratings, Moody's Ratings will not seek or accept remuneration for the relevant Credit Rating from the Issuer or its Agents for at least one year after the publication of such Credit Rating. Moody's Ratings' policies on Unsolicited Credit Ratings can be



accessed on Moody's Ratings' public website(s). This provision only applies to those Unsolicited Credit Ratings initiated by Moody's Ratings.

3.13 Moody's Ratings will publicly disclose, via press release and posting on Moody's Ratings' public website(s), any material modifications to its rating methodologies and related significant practices, procedures, and processes. Where feasible and appropriate or otherwise required by local law, disclosure of such material modifications will be made subject to a "request for comment" from market participants prior to their implementation. Moody's Ratings will carefully consider the various uses of Credit Ratings before modifying its rating methodologies, practices, procedures, and processes.

3.14 As a publisher of credit research related to its Credit Ratings, Moody's Ratings will seek to provide clear, accurate, transparent, and high quality research about Rated Entities and Issuers. Research sales will be separated from the research and rating process in ways that help protect the latter activities from improper conflicts of interest. As provided elsewhere in this section, Issuer Confidential Information and Non-Public Information about Moody's Ratings' future Credit Rating Actions may not be selectively disclosed to research subscribers or others.

B. TREATMENT OF ISSUER CONFIDENTIAL INFORMATION AND NON-PUBLIC INFORMATION

3.15 Moody's Ratings will:

a) Establish, maintain, and enforce policies and controls to:

   i. Preserve the confidentiality of Issuer Confidential Information;

   ii. Prevent disclosure of Non-Public Information related to Credit Ratings, including pending Credit Rating Actions; and

   iii. Prevent violations of applicable laws and regulations governing the treatment and use of Issuer Confidential Information and/or material Non-Public Information.

b) Refrain from publicly disclosing Issuer Confidential Information in Credit Rating Announcements, or through research, conferences, or conversations with investors, other issuers, or any other persons unless Moody's Ratings has received permission from the Issuer, its affiliates, or its Agents.

3.16 Notwithstanding the foregoing, Moody's Ratings shall not be restricted from:

a) Publishing any Credit Rating or other opinion regarding a particular security or transaction which incorporates Issuer Confidential Information as long as (i) the Issuer Confidential Information is not specifically disclosed and (ii) the disclosure is made publicly so that the opinion is available to investors generally;

b) Using third party contractors or Agents bound by appropriate confidentiality obligations to assist in any aspect of the ratings process or related business activities;

c) Disclosing information as required by any applicable law, rule, or regulation, or at the request of any governmental agency or authority;

d) Disclosing information to third parties with an independent legal right to receive it; or



e) Disclosing to an Issuer (or its Agents), as appropriate, the date and time of a rating committee about that Issuer.

3.17 Moody's Ratings and its Employees will use Issuer Confidential Information only as follows: (i) for purposes related to its Rating Services; (ii) in a manner consistent with the Moody's Ratings - Moody's Analytics Separation Policy; and/or (iii) with the agreement or consent of the Issuer or its Agents. Moody's Ratings will maintain and enforce policies and controls to this effect.

3.18 Employees will not disclose Non-Public Information regarding pending Credit Ratings, except to the relevant Issuer or its Agents, or as required by applicable law or regulation.

3.19 Moody's Ratings Employees will not share Issuer Confidential Information or Non-Public Information within Moody's Ratings except as necessary in connection with its business. Moody's Ratings Employees will not share Issuer Confidential Information with employees of any affiliated entities except to the extent: (i) such employees are acting as Agents or contractors of Moody's Ratings with respect to Rating Services, and require such information in order to carry out those duties; (ii) such use is permitted by the Moody's Ratings - Moody's Analytics Separation Policy; and/or (iii) with the agreement or consent of the Issuer or its Agents. Moody's Ratings Employees will not share Issuer Confidential Information with employees of any affiliated entities that are not bound by appropriate confidentiality obligations.

3.20 Except as required under any applicable law, rule, regulation, or at the proper request of any governmental agency or authority, Non-Public Information relating to a Credit Rating, including Moody's Ratings' internal deliberations and the identities of persons who participated in a rating committee, will be kept strictly confidential and will not be disclosed to persons outside of Moody's Ratings except on a "need to know" basis and where such persons are bound by appropriate confidentiality obligations.

4. Training

4.1 Moody's Ratings maintains an appropriate training program for Analysts regarding the production of Credit Ratings, including, as appropriate, quantitative and qualitative analysis, classes and subclasses of Credit Ratings, complexity of obligors, securities to be rated, and other subjects specific to the Moody's Ratings lines of business. Moody's Ratings will develop and maintain processes and procedures by which it identifies the knowledge, skill, and expertise required of Analysts in determining Credit Ratings, so as to determine what type of training is appropriate, and to develop procedures for the implementation thereof. Moody's Ratings will periodically assess the level of Analysts' skills and knowledge and establish procedures to assess the effectiveness of such training and to verify that training was completed.

IV. Ancillary Services and Other Permissible Services

What Are Ancillary Services and Other Permissible Services?

Ancillary Services



Ancillary Services are those products and services that are not Credit Rating Services and that may include market forecasts, estimates of economic trends, pricing analysis, or other general data analysis as well as related distribution services.[6]

Other Permissible Services

The Rating Symbols & Definitions publication lists Other Permissible Services ("OPS") in its Table of Contents and states the definition for each. OPS are products and services that can be requested by external parties on a standalone basis, as distinct from services rendered solely in connection with an existing Credit Rating. Moody's Ratings chooses to derive Indicative Ratings and Rating Assessment Services from the same analytical processes used to determine Credit Ratings, despite the fact that these are OPS and not Credit Ratings. The other OPS listed in the Rating Symbols & Definitions publication are derived using processes that are separate and distinct from those used for Credit Ratings. These types of OPS are referred to as Non-Credit Rating Assessments ("NCRAs"). The term NCRA is an internal classification used to distinguish the process by which an assessment is derived. Certain OPS are public, as they are published on ratings.moodys.com. Conversely, some OPS are non-public and not published on Moody's public website(s).

The Provisions

1. Quality and Integrity of the Assessment Process

A. QUALITY OF THE ASSESSMENT PROCESS

1.1 Since assessments are forward-looking or point-in-time opinions, the performance of an individual assessment will not be judged on the basis of the individual outcome, but on whether the individual assessment was formed pursuant to Moody's Ratings' established processes.

1.2 Moody's Ratings will develop and maintain rigorous and systematic assessment frameworks. Where required, resulting assessments will be periodically subjected to objective validation based on historical experience.

1.3 In assessing an entity or obligation, Analysts will use Moody's Ratings' published assessment frameworks, where appropriate. Analysts will apply a given assessment framework in a consistent manner, as determined by Moody's Ratings.

1.4 Assessments will be determined by discussion forums and not by any individual Analyst. Once a discussion forum has determined the appropriate assessments to be assigned, Moody's Ratings will maintain such assignment until a subsequent discussion forum determines otherwise.

1.4.1 In producing an assessment, Moody's Ratings will consider all information known and believed to be relevant by the applicable Analyst and discussion forum, including information received from a source other than the requestor that the applicable Analyst and discussion forum find credible and potentially significant to a decision in a manner generally consistent with Moody's Ratings' published assessment frameworks. Moody's Ratings will establish, maintain, and enforce internal standards and controls, where appropriate, to assure that the assessments it disseminates are based on a thorough analysis of all such

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[6] Please note that in certain local jurisdictions some services are classified as ancillary and do not follow the global definition.



information. In formulating assessments, Moody's Ratings will employ Analysts who, individually or collectively (for discussion forums), have appropriate knowledge and experience in developing an opinion of the type requested.

1.5 Moody's Ratings will comply with its record retention policies and applicable laws when maintaining records used to support its assessment processes. Moody's Ratings will establish, maintain, and enforce policies and controls so that its Employees comply with Moody's Ratings' record retention policies and with applicable laws governing retention and disposition of records. Moody's Ratings Employees will familiarize themselves with Moody's Ratings' record retention policies and periodically certify their compliance with such policies.

1.6 Moody's Ratings and its Analysts will establish, maintain, and enforce internal standards and controls, where appropriate, to avoid issuing any assessments that contain misrepresentations or are otherwise misleading.

1.7 Moody's Ratings will invest resources sufficient to carry out high-quality assessments. When deciding whether to issue an assessment, Moody's Ratings will determine whether it is able to devote sufficient personnel with appropriate skills to make a proper determination of the assessment, and whether its personnel likely will have access to sufficient information needed in order to make such an assessment. In its announcements for assessments that present limited historical data, Moody's Ratings will make such limitations clear. Moody's Ratings adopts all necessary measures so that the information it uses in producing an assessment is of sufficient quality and from sources Moody's Ratings considers to be reliable including, when appropriate, independent third-party sources. In cases involving new types of assessments, Moody's Ratings will refrain from providing an opinion unless it believes that it has sufficient information and the appropriate analytical skills to do so. Moody's Ratings will require the relevant functions within CSS to:

a) Review the feasibility of providing an assessment of a type that is materially different from those that Moody's Ratings has previously assessed; and

b) At least once every 24 months, review the assessment frameworks and significant changes to the assessment frameworks.

1.8 Moody's Ratings will organize its discussion forums to promote continuity and avoid bias in the assessment process.

B. MONITORING AND UPDATING

1.9 For those Ancillary Services and OPS that are monitored, Moody's Ratings will allocate adequate personnel and resources to monitoring and updating its assessments on a timely basis. Where appropriate, Moody's Ratings will initiate a review of the status of the assessment upon becoming aware of any information that might reasonably be expected to result in a change to the assessment, consistent with the applicable framework, and update on a timely basis the assessment following the results of any such review. In addition, upon the adoption of a new or revised assessment framework, Moody's Ratings will review the impact of the new or revised assessment framework and make any necessary updates, within a reasonable period of time.



1.10 For those Ancillary Services and OPS that are normally issued on a point-in-time basis and are not monitored, a requestor of a previous point-in-time Ancillary Service or OPS may, depending upon the service provided, request a refreshed assessment.

C. INTEGRITY OF THE ASSESSMENT PROCESS

1.11 Moody's Ratings and its Employees will not, either implicitly or explicitly, give any assurance or guarantee of a particular outcome prior to a discussion forum. This does not preclude Moody's Ratings from developing preliminary feedback in connection with its analysis. In addition, Moody's Ratings and its Employees will not make a promise or threat about potential assessments to influence customers, investors, or other market participants to pay for assessments or other services.

1.12 Moody's Ratings will not:

a) Provide advisory services;

b) Act as a broker or dealer engaged in the business of underwriting securities or money market instruments; or

c) Have a financial or controlling interest in an entity assessed or analyzed by Moody's Ratings or any of its affiliates identified in Item 3 of the Annual Certification of Form NRSRO filed by Moody's Investors Service, Inc. and available on Moody's Ratings' public website(s).

1.13 Moody's Ratings Employees are prohibited from making proposals or recommendations to an obligor or Issuer, underwriter or sponsor of an obligation about the corporate or legal structure, assets, liabilities, or activities of an obligor or Issuer. Consistent with this prohibition, in assessing the risks required for the analysis, Moody's Ratings Employees may properly hold a series of discussions with an Issuer, Rated Entity, or its Agents in order to:

a) Understand and incorporate into their analysis the particular facts and features and any modification thereof, as proposed by the Issuer, Rated Entity, or its Agents; and

b) Explain to the Issuer, Rated Entity, or its Agents the implications of Moody's Ratings' assessment frameworks as applied to the assessment service requested.

2. Independence and Avoidance and/or Management of Conflicts of Interest

A. GENERAL

2.1 Moody's Ratings will not forbear or refrain from undertaking an assessment, or from initiating or concluding a review of an assessment, based on the potential effect (economic, political, or otherwise) of the action on Moody's Ratings, a customer, investor, or other market participant.

2.2 The determination of an assessment will be influenced only by factors relevant to the assessment itself.

2.3 The assessment Moody's Ratings assigns will not be affected by the existence of, or potential for, a business relationship between Moody's Ratings (or MCO) and the customer (or its affiliates), or any other party, or the non-existence of any such relationship.


2.4 Moody's Ratings will separate, operationally, and if practicable, physically, its Analysts providing Ancillary Services and OPS, from any other business that may present a conflict of interest. Moody's Ratings will disclose such services either on its public website(s) or in the relevant assessment report published on its public website(s).

B. PROCEDURES AND POLICIES

2.5 Moody's Ratings will establish, maintain, and enforce policies and controls to identify and eliminate, or manage and disclose, as appropriate, actual or potential conflicts of interest that may influence the determination of assessments, or the approval of new or revised assessments. Moody's Ratings has established policies to address and manage the following conflicts, among others:

a) Moody's Ratings is paid by customers to determine assessments;

b) In addition to assessments, Moody's Ratings provides other services, including but not limited to Credit Rating Services, to Issuers or obligors that may be subject to an assessment by Moody's Ratings. Moody's Ratings is paid for these other services by the requesting Issuer or obligor; and

c) Moody's Ratings may be requested to issue Regulated Assessments covering entities that may have significant financial interest (i.e., 10% or more of outstanding shares) in MCO, Moody's Ratings' parent company.

2.6 Moody's Ratings' disclosures of known actual and potential conflicts of interest will be complete, timely, clear, concise, specific, and prominently displayed. Such disclosures will be made on Moody's Ratings' public website(s) or in the relevant assessment report published on its public website(s)

2.7 Moody's Ratings will disclose the general nature of its compensation arrangements with customers. Moody's Rating does not provide consulting services and does not receive compensation from customers unrelated to its various Rating Services and assessment services. If Moody's Ratings were to receive from a customer compensation unrelated to its Rating Services and assessment services, Moody's Ratings would disclose the proportion such fees constitute against the fees Moody's Ratings receives from the Rated Entity for Rating Services and/or assessment services.

2.8 In instances where customers (e.g., sovereign nations or states) have, or are simultaneously pursuing, oversight functions related to Moody's Ratings, the Analysts who participate in the determination of assessments or approval of rating assessment frameworks that apply to such Rated Entities or obligors will be separate from the Employees responsible for interacting with the officials of those Rated Entities or the obligor (e.g., government regulators) regarding supervisory matters.

C. ANALYST AND EMPLOYEE INDEPENDENCE

2.9 Reporting lines for Employees and their compensation arrangements will be organized to eliminate or effectively manage actual and potential conflicts of interest.

   2.9.1 Analysts will not be compensated or evaluated on the basis of the amount of revenue that Moody's Ratings derives from customers that the Analyst assesses, or with which the Analyst regularly interacts, or over which the Analyst has approval or oversight responsibility.



2.9.2 Moody's Ratings will conduct formal and periodic reviews of compensation policies and practices for its Employees who participate in, or who might otherwise have an effect on, the assessments process to determine that these policies and practices do not compromise the objectivity of the assessment process or Employees.

2.10 Moody's Ratings has implemented a separation of its analytical and commercial activities. Analytical personnel will not participate in Fee Discussions or sales and marketing activities or be influenced by sales and marketing considerations. Employees in the Moody's Ratings Commercial Group will not participate in the determination, monitoring (where applicable), or refreshing (where applicable) of assessments or in the development or approval of models or assessment frameworks used in providing assessment services.

2.11 As described in more detail in various policies, Employees will not approve, participate in or otherwise influence the determination of the assessment of any particular customer if the:

a) Employee, or the Employee's Family Member, owns Securities (including derivatives of Securities) issued, guaranteed, or otherwise supported by the Rated Entity, its affiliates, or any of the relevant third parties;

b) Employee, or the Employee's Family Member, has had a recent employment or other significant business relationship (i.e., within the preceding 12 months) with the Rated Entity, its affiliates, or any of the identified third parties, that creates the impression of a conflict of interest that Moody's Ratings deems to be unacceptable or constitutes a conflict of interest;

c) Employee has, or had, any other relationship with the Rated Entity, its affiliates, or any of the identified third parties, or any related entity thereof, that creates the impression of a conflict of interest that Moody's Ratings deems to be unacceptable or constitutes a conflict of interest;

d) Employee has a close personal relationship (as described in the Outside Interests and Other Potential Conflicts Policy) with an employee or controlling shareholder of a Rated Entity, its affiliates, or any of the identified third parties that creates the impression of a conflict of interest that Moody's Ratings deems to be unacceptable or constitutes a conflict of interest;

e) Employee has made recommendations to the Rated Entity, its affiliates, or any of the identified third parties about the corporate or legal structure, assets, liabilities, or activities of any of the foregoing entities;

f) Employee has initiated, or participated in, Fee Discussions with the Rated Entity, its affiliates, or any of the identified third parties, as described in the Separation of Rating Personnel from Commercial Activities and Information – Policy (excluding accidental receipt of fee information with participation from the Moody's Ratings Employee and clearance in accordance with the procedures for addressing fee discussions);

g) Employee, or the Employee's Family Member, has received gifts, entertainment, or cash from the Rated Entity, its affiliates, identified third parties, or any other market participants (e.g., investors) that would not be in accordance with the Gifts, Entertainment, and Anti-Bribery Policy, creates the impression of a conflict of



interest that Moody's Ratings otherwise deems to be unacceptable, or constitutes a conflict of interest;

h) Employee has participated in sales or marketing of a product or service of Moody's Ratings or any MCO affiliate to the Rated Entity, its affiliates, any of the identified third parties, as described in the Separation of Rating Personnel from Commercial Activities and Information – Policy (excluding accidental receipt of sales or marketing or other commercial information and clearance in accordance with the applicable procedure);

i) Employee was influenced by sales or marketing considerations with respect to the Rated Entity, its affiliates, any of the identified third parties, or any other market participants (e.g., investors), as described in the Separation of Rating Personnel from Commercial Activities and Information – Policy (excluding accidental receipt of sales or marketing or other commercial information and clearance in accordance with the applicable procedure); or

j) Employee has made a political contribution that creates the impression of a conflict of interest that Moody's Ratings deems to be unacceptable or constitutes a conflict of interest.

2.12 In accordance with the Securities Trading Policy, Employees who are involved in the assessment process and their Family Members are prohibited from buying, selling, or engaging in any transaction in any Security (including a derivative of any Security) issued, guaranteed, or otherwise supported by any Issuer or entity within such Employee's Restricted List(s).

3. Responsibilities to the Investing Public and Issuers

A. TRANSPARENCY AND TIMELINESS OF RATINGS DISCLOSURE

3.1 Moody's Ratings will disclose as soon as practicable its public assessments.

3.2 Moody's Ratings will make its public assessments and any related public reports available to the public on a non-selective basis without cost and provide transparency on how the relevant entity or obligation is assessed. Such public assessments and public reports will be posted on Moody's public website(s). Moody's Ratings may also publish on its public website(s) an assessment that is not accompanied by a public report.

3.3 Upon the request of the customer, and at Moody's Ratings' sole discretion, Moody's Ratings may agree to keep an assessment confidential.

3.4 In the event that Moody's Ratings decides to discontinue the provision of an assessment, Moody's Ratings will, as soon as practicable, provide information about the reasons for that decision on its website.

3.5 Where required by applicable law or regulation or otherwise feasible and appropriate, prior to issuing or revising an assessment, Moody's Ratings will inform the customer of the critical information and principal considerations upon which the assessment is based and afford the customer an opportunity to submit additional factual information not previously available to Moody's Ratings or to clarify any likely factual misperceptions or other matters it considers relevant in order to



produce a well-informed opinion. Moody's Ratings will duly evaluate the customer's response.

3.6 As a publisher of opinions, Moody's Ratings reserves the right at any time to initiate and issue unsolicited assessments if Moody's Ratings believes the Moody's Ratings initiated unsolicited assessment would provide an informational benefit to market participants.

3.7 Moody's Ratings will publicly disclose via press release and posting on Moody's Ratings' public website(s) any material modifications to its assessment frameworks and related significant practices, procedures, and processes. Where feasible and appropriate or otherwise required by local law, disclosure of such material modifications will be made subject to a "request for comment" from market participants prior to their implementation. Moody's Ratings will carefully consider the various uses of assessments before modifying its assessment frameworks, practices, procedures, and processes.

3.8 As a publisher of research related to its assessments, Moody's Ratings will seek to provide clear, accurate, transparent, and high-quality research about Rated Entities and Issuers. Research sales will be separated from the research and assessment process in ways that help protect the latter activities from improper conflicts of interest. As provided elsewhere in this section, Issuer Confidential Information and Non-Public Information about Moody's Ratings' future Ancillary Services or OPS activities may not be selectively disclosed to research subscribers or others.

B. TREATMENT OF CONFIDENTIAL INFORMATION AND NON-PUBLIC INFORMATION

3.9 Moody's Ratings will:

a)   Establish, maintain, and enforce policies and controls to:

   i.   Preserve the confidentiality of Issuer Confidential Information;

   ii.   Prevent disclosure of Non-Public Information related to assessments, including pending assessment activity; and

   iii. Prevent violations of applicable laws and regulations governing the treatment and use of Issuer Confidential Information and/or material Non-Public Information.

b)   Refrain from publicly disclosing Issuer Confidential Information in published reports, announcements, or through research, conferences, or conversations with investors, other issuers, or any other persons unless Moody's Ratings has received permission from the customer, its affiliates or its Agents.

3.10 Notwithstanding the foregoing, Moody's Ratings shall not be restricted from:

a)   Publishing any assessment or other opinion which incorporates Issuer Confidential Information as long as: (i) the Issuer Confidential Information is not specifically disclosed and (ii) the disclosure is made publicly so that the opinion is available to investors generally;

b)   Using third party contractors or Agents bound by appropriate confidentiality obligations to assist in any aspect of the assessment process or related business activities;


    c) Disclosing information as required by any applicable law, rule, or regulation, or at the request of any governmental agency or authority;

    d) Disclosing information to third parties with an independent legal right to receive it; or

    e) Disclosing to an Issuer (or its Agents), as appropriate, the date and time of a discussion forum about that Issuer.

3.11 Moody's Ratings and its Employees will use Issuer Confidential Information only as follows: (i) for purposes related to its assessment services; (ii) in a manner consistent with the Moody's Ratings – Moody's Analytics Separation Policy; and/or (iii) with the agreement or consent of the Issuer or its Agents. Moody's Ratings will maintain and enforce policies and controls to this effect.

3.12 Employees will not disclose Non-Public Information regarding pending assessments, except to the relevant customer or its Agents, or as required by applicable law or regulation.

3.13 Moody's Ratings Employees will not share Issuer Confidential Information or Non-Public Information within Moody's Ratings except as necessary in connection with its business. Moody's Ratings Employees will not share Issuer Confidential Information with employees of any affiliated entities except to the extent: (i) such employees are acting as Agents or contractors of Moody's Ratings with respect to Ancillary Services or OPS, and require such information in order to carry out those duties; (ii) such use is permitted by the Moody's Ratings – Moody's Analytics Separation Policy; and/or (iii) with the agreement or consent of the customer or its Agents. Moody's Ratings Employees will not share Issuer Confidential Information with employees of any affiliated entities that are not bound by appropriate confidentiality obligations.

3.14 Except as required under any applicable law, rule, regulation, or at the proper request of any governmental agency or authority, Non-Public Information relating to an Ancillary Service or OPS, including Moody's Ratings' internal deliberations and the identities of persons who participated in a discussion forum, will be kept strictly confidential and will not be disclosed to persons outside of Moody's Ratings except on a "need- to-know" basis and where such persons are bound by appropriate confidentiality provisions.

4. Training

  4.1 Moody's Ratings maintains an appropriate continuing education program for Analysts and will establish, maintain, and enforce appropriate policies and controls to verify that Analysts undergo required training. Within this continuing education program, Analysts will receive training on content updates as they emerge and will be required to demonstrate their understanding of this content via periodic testing. Moody's Ratings will designate one or more appropriate Employees to implement and oversee the continuing education program.



Appendices

Moody's Ratings Employees are required to adhere to the Global Moody's Ratings Code and those country-specific requirements set forth in the following appendices, as appropriate. The information contained in each appendix is applicable only to the specified country in the relevant appendix.

In some cases the provisions listed in these appendices supersede those in the Moody's Ratings Code while in other cases they augment what is in the Moody's Ratings Code. As a result, Employees may need to cross reference the Moody's Ratings Code in order to apply the country-specific provisions contained in these appendices.

All references to Moody's Ratings in the Moody's Ratings Code are references to all Moody's Ratings entities except where otherwise noted. Situations where local laws or regulations take precedence over the provisions of the Code are noted in the applicable appendix to this document. In the event of a conflict between the Code and the relevant appendix, the latter shall prevail.



Appendix A – Moody's Ratings Canada

Moody's Canada Inc. ("Moody's Ratings Canada") is a Designated Rating Organization ("DRO") under National Instrument 25-101 ("NI 25-101"). The Moody's Ratings Code along with this "Appendix A -- Moody's Ratings Canada" ("Appendix A") have been adopted to satisfy the requirements of NI 25- 101 for Moody's Ratings Canada and govern the conduct of Moody's Ratings Canada and all Moody's Ratings Canada Employees in performing Credit Rating activities.

The provisions of the Moody's Ratings Code and this Appendix A describing Moody's Ratings Canada's conduct, including without limitation conduct to assure specified outcomes, should be interpreted as expressing Moody's Ratings Canada's intention to establish, maintain and enforce policies and controls reasonably designed to achieve the objectives set out in the relevant provision.

II. Universal Provisions

5. Enforcement and Disclosure of the Moody's Ratings Code and Communication with Market Participants

5.7 Moody's Ratings Canada will not waive any provisions of the Moody's Ratings Code and Appendix A, unless the Compliance Department grants a written waiver in particular circumstances. If the provision or provisions in the Moody's Ratings Code and this Appendix A for which a waiver is sought apply to an individual, the individual must request the waiver in writing, including the relevant facts supporting the request, and obtain approval from the individual's Manager and the DCO for Canada. If the request for a waiver is urgent and it is not feasible for the relevant individual to request the waiver on a timely basis, then the individual's Manager may request the waiver. If the provision or provisions in the Moody's Ratings Code and this Appendix A for which a waiver is sought apply to Moody's Ratings Canada, then an officer of Moody's Ratings Canada must request the waiver in writing, including the relevant facts supporting the request, and obtain approval from the DCO for Canada. If the request for a waiver is urgent and it is not feasible for the DCO for Canada to grant the waiver on a timely basis, then the DCO for Canada's Manager, the DCO for Europe, the Middle East and Africa, the DCO for Asia-Pacific, or MCO's general counsel may grant the waiver.

III. Credit Ratings

The Provisions

1. Quality and Integrity of the Rating Process

A. QUALITY OF THE RATING PROCESS

1.7

a) Moody's Ratings will require the applicable function within CSS to comply with provisions a) to c) and to report regularly to the MIS Board regarding the reviews or assessments referred to in such provisions a) to c).



1.8 Moody's Ratings Canada will organize its rating committees to assure continuity and regularity and avoid, or manage effectively, conflicts of interest in the performance of credit rating activities.

B. MONITORING AND UPDATING

1.9

a) If there is a major change in a Credit Rating methodology, model or key rating assumption, Moody's Ratings Canada will identify the Credit Ratings likely to be affected by the change and, at the same time as or as soon as possible after announcing the change, disclose a description of Credit Ratings likely to be affected. Moody's Ratings Canada will place the Credit Ratings likely to be affected by the change on review, complete such review within six months of the announcement of the change in methodology, model or key rating assumption and update on a timely basis the Credit Rating, as appropriate, based on the results of such review.

D. GOVERANANCE AND INTERNAL CONTROLS

1.13 The MIS Board is responsible for the functions that a board of directors of a designated rating organization is required to perform pursuant to applicable laws and regulations in Canada. The MIS Board will monitor the following:

a) The development of credit rating policy and methodologies used by Moody's Ratings Canada in its Credit Rating activities;

b) The effectiveness of Moody's Ratings Canada's internal control system in relation to Credit Rating activities;

c) The effectiveness of measures and procedures reasonably designed to assure that any conflicts of interest are identified and either eliminated or managed and disclosed, as appropriate; and

d) Moody's Ratings Canada's compliance and governance processes, including the performance of MRG.

1.14 Moody's Ratings Canada will not issue a Credit Rating unless a majority of the MIS Board, including its independent directors, have what a reasonable person would consider to be sufficient expertise in financial services to fully understand and properly oversee Moody's Ratings Canada's business activities. At least one independent member and one other board member of the MIS Board will have what a reasonable person would consider to be in-depth knowledge and experience at a senior level regarding the markets in structured finance instruments.

1.15 Moody's Ratings Canada will not issue a Credit Rating if a member of the MIS Board participated in any determination involving a specific Credit Rating in which the member has a financial interest in the outcome of the Credit Rating.

1.16 Moody's Ratings will not compensate an independent member of the MIS Board in a manner or in an amount that would cause a reasonable person to conclude that the compensation is linked to the business performance of Moody's Ratings Canada or its affiliates. Moody's Ratings will only compensate directors in a manner that preserves the directors' independence.



1.17 Moody's Ratings Canada will design reasonable administrative and accounting procedures, internal control mechanisms, procedures for risk assessment and control and safeguard arrangements for its information processing systems. Moody's Ratings Canada will implement and maintain decision-making procedures and organizational structures that clearly and in a documented manner specify reporting lines and allocate functions and responsibilities.

1.18 Moody's Ratings Canada will monitor and evaluate the adequacy and effectiveness of its administrative and accounting procedures, internal control mechanisms, procedures for risk assessment and control and safeguard arrangements for its information processing systems and take any measures that it determines may be necessary to address any deficiencies it identifies.

1.19 Moody's Ratings Canada will not outsource activities to entities outside of MCO and its related entities if Moody's Ratings Canada reasonably believes that doing so would impair materially the effectiveness of its internal controls or the ability of the securities regulatory authorities with jurisdiction over Moody's Ratings Canada to conduct compliance reviews of Moody's Ratings Canada's compliance with securities legislation or the Moody's Ratings Code. Moody's Ratings Canada will not outsource the functions or duties of the DCO to an entity outside of MCO and its related entities.

2. Independence and Avoidance and/or Management of Conflicts of Interest

A. GENERAL

2.3

    a) Moody's Ratings Canada will not rate an Issuer that is linked to Moody's Ratings Canada by control.

2.4

    a) Moody's Ratings Canada will disclose on Moody's Ratings' public website(s) whether it has provided any Ancillary Services or Other Permissible Services (other than confidential assessment services) to a Rated Entity within two years preceding the Credit Rating Action relating to that Rated Entity.

C. ANALYST AND EMPLOYEE INDEPENDENCE

2.14 Moody's Ratings Canada will prohibit an Analyst from participating in determining a Credit Rating for a particular Rated Entity or obligation where the Analyst is an officer or director of that Rated Entity or in the case of structured finance instruments, a Related Third Party of the Rated Entity. Moody's Ratings Canada will disclose in a timely manner if a Credit Rating may have been affected by such a conflict.

3. Responsibilities to the Investing Public and Issuers

A. TRANSPARENCY AND TIMELINESS OF RATINGS DISCLOSURE

3.7



3.7.1 Moody's Ratings Canada will disclose on an ongoing basis information concerning all structured finance instruments submitted to it for its initial review.

3.7.2 Moody's Ratings Canada will state the level of assessment it has performed concerning the due diligence processes carried out at the level of the underlying financial instruments or other assets of the structured finance instrument. Moody's Ratings Canada also will disclose whether it has undertaken any assessment of such due diligence processes or whether it has relied on a third-party assessment and how the outcome of such assessment impacts the Credit Rating.

3.7.3 Moody's Ratings Canada will disclose in its Credit Rating Announcements whether the Credit Rating has been disclosed to the Issuer or its designated agent(s) and amended following that disclosure before being issued.

3.12 Moody's Ratings Canada reserves the right at any time to initiate and issue Credit Ratings not requested by the Rated Entity if Moody's Ratings Canada believes it has sufficient information to support adequate analysis and, if applicable, ongoing monitoring, and that either (i) the Unsolicited Credit Rating would provide an informational benefit to market participants; or (ii) the amount of the total debt or debt-like obligations issued is significant; or (iii) the type of security or Rated Entity is new to the market; or (iv) the Credit Rating is analytically relevant for other analysis that Moody's Ratings Canada provides to the market. In accordance with Moody's Ratings Canada's policies and procedures on designating Unsolicited Credit Ratings, when Moody's Ratings Canada initiates and issues a Credit Rating, Moody's Ratings or Moody's Ratings Canada will not seek or accept remuneration for the relevant Credit Rating from the Issuer or its Agents for at least one year after the publication of such Credit Rating. Moody's Ratings Canada's policies on Unsolicited Credit Ratings can be accessed on Moody's Ratings' public website. Where Moody's Ratings Canada publishes an Unsolicited Credit Rating, the Credit Rating Announcement will disclose whether Moody's Ratings Canada was provided access to accounts or other internal documents of the Issuer or its related party.



Appendix B – Moody's Ratings Hong Kong

Moody's Investors Service Hong Kong Limited ("Moody's Ratings HK") is licensed with Hong Kong's Securities and Futures Commission (the "SFC"), under the Securities and Futures Ordinance (Cap. 571 of the laws of Hong Kong) to provide Credit Rating Services. The Code along with this "Appendix B -- Moody's Ratings Hong Kong" ("Appendix B") have been adopted to satisfy paragraph 68 of the SFC's Code of Conduct for Persons Providing Credit Rating. The Moody's Ratings Code and Appendix B govern the conduct of Moody's Ratings HK, its Directors, all Moody's Ratings HK Employees, and all Licensed Persons in connection with Providing Credit Rating Services on behalf of Moody's Ratings HK.

I. Defined Terms

Defined terms used in this Appendix B shall have the meaning ascribed to them in the Moody's Ratings Code unless otherwise defined or the context requires otherwise.

For the purposes of this Appendix B, the terms below are defined as follows:

1 Contingent Fees are fees calculated on a predetermined basis relating to the outcome of a transaction or the result of the services performed by Moody's Ratings HK. A fee is not regarded as being contingent if established by a court or other public authority.

2 A Director is any individual who is appointed to Moody's Ratings HK's board of directors.

3 Licensed Representative is an individual who is granted a license under section 120(1) or section 121(1) of the SFO to Provide Credit Rating Services for Moody's Ratings HK to which he/she accredited.

4 Responsible Officer ("RO") refers to a Licensed Representative approved as a responsible officer under section 126 of the SFO to supervise Moody's Ratings HK's Provision of Credit Rating Services.

5 Licensed Persons means Licensed Representatives and RO.

6 Providing Credit Rating Services means:

a) Preparing Credit Ratings for dissemination to the public, whether in Hong Kong or elsewhere, or with a reasonable expectation that they will be so disseminated; or

b) Preparing Credit Ratings for distribution by subscription, whether in Hong Kong or elsewhere, or with a reasonable expectation that they will be so distributed but does not include:

    i. Preparing, pursuant to a request made by a person, a Credit Rating which is exclusively prepared for, and provided to, the person and that is neither intended for dissemination to the public or distribution by subscription, whether in Hong Kong or elsewhere, nor reasonably expected to be so disseminated or distributed; or

    ii. Gathering, collating, disseminating or distributing information concerning the indebtedness or credit history of any person.

7 The SFC CRA Code refers to Hong Kong's Securities and Futures Commission's Code of Conduct for Persons Providing Credit Rating Services.


8   The SFO refers to the Securities and Futures Ordinance (Cap. 571 of the laws of Hong Kong) which governs Providing Credit Rating Services.

II. Universal Provisions

5. Enforcement and Disclosure of the Moody's Ratings Code and Communication with Market Participants

5.1   The provisions of the Moody's Ratings Code and this Appendix B are derived primarily from the SFC CRA Code, the IOSCO Principles and the IOSCO Code. However, Moody's Ratings HK has made certain modifications to more closely align the Moody's Ratings Code and this Appendix B with its business model and practices, as well as the laws adopted by various regulators globally.

5.3

    a)   Moody's Ratings HK will also disclose on a timely basis any changes to this Code.

5.4

    a)   The Compliance Department also will be responsible for assessing adherence to any law, rules, regulations, codes or other requirements which apply to Moody's Ratings HK and are issued, administered, or enforced by the SFC or any other regulatory authority or agency.

5.7   Moody's Ratings HK will maintain functions (either within Moody's Ratings HK or Moody's Ratings) that will communicate with market participants and the public regarding questions, concerns, and complaints that it has received.

5.8   On an annual basis, Moody's Ratings HK will publish certain information about itself including the following:

    a)   Internal control mechanisms adopted to assure the quality of Credit Rating activities;

    b)   Its record-keeping policy; and

    c)   Its management and representative rotation policy.

III. Credit Ratings

The Provisions

1. Quality and Integrity of the Rating Process

A. QUALITY OF THE RATING PROCESS

1.4

    1.4.1   Moody's Ratings HK will document reporting lines and allocate functions and responsibilities.

1.7   Moody's Ratings HK will invest resources sufficient to carry out high-quality credit assessments of Issuers or obligations. When deciding whether to rate or continue rating an obligation or Issuer, Moody's Ratings HK will assess whether it is able to devote



sufficient personnel with appropriate skills to make a proper rating assessment, and whether its personnel likely will have access to sufficient information needed in order to make such an assessment. In its Credit Rating Announcements for Credit Ratings that present limited historical data, Moody's Ratings HK will make such limitation clear in a prominent place. Moody's Ratings HK adopts reasonable measures designed to assure that it has the appropriate knowledge and expertise, and that the information it uses in determining Credit Ratings is of sufficient quality and obtained from reliable sources to support a high-quality Credit Rating. Moody's Ratings HK will refrain from assigning a Credit Rating, and will ensure that any existing Credit Rating is withdrawn, if Moody's Ratings HK does not have sufficient quality information to support a credible Credit Rating. In cases involving new types of financial products, Moody's Ratings HK will refrain from providing a Credit Rating unless it believes that it has sufficient information and the appropriate analytical skills to do so. Moody's Ratings HK will require the applicable function within CSS review the feasibility of providing a Credit Rating for a type of structure that is materially different from the structures Moody's Ratings HK currently rates.

1.7.1 At least once every 12 months,

a) MRG will review the methodologies (including the credit rating models, credit rating scorecards and key ratings assumptions contained within the methodologies) and significant changes to the methodologies (including the credit rating models, credit rating scorecards and key ratings assumptions contained within the methodologies) Moody's Ratings HK uses; and

b) A function(s) within Moody's Ratings that is independent of the business lines should review the adequacy and effectiveness of its systems and internal control mechanisms. The findings of any such review will be comprehensively recorded in a written report, a copy of which should be provided to the SFC forthwith upon its completion. Moody's Ratings HK will take appropriate measures to address any deficiencies identified during the course of any such review.

1.7.2 MRG will assess whether existing methodologies and models for determining Credit Ratings of structured finance products are appropriate when Moody's Ratings HK determines that the risk characteristics of the assets underlying a structured finance product change materially. Moody's Ratings HK will refrain from issuing a Credit Rating in cases where the complexity or structure of a new type of structured finance product or the lack of robust data about the assets underlying the structured finance product raise serious questions as to whether Moody's Ratings HK can determine a credible Credit Rating.

1.8

a) Where practicable, in view of Moody's Ratings HK's staffing resources, Licensed Representatives who are involved in the Credit Rating process may be subject to an appropriate rotation mechanism which will provide for gradual change in rating teams after appropriate assessment is made by Moody's Ratings HK.

B. MONITORING AND UPDATING

1.9



1.9.1   Moody's Ratings HK will apply changes in relevant methodologies, models or key rating assumptions both to current and newly assigned Credit Ratings. Moody's Ratings HK will review affected Credit Ratings as soon as possible and not later than six months after the change, and will in the meantime place those Credit Ratings under review.

1.11

a)   Where a Credit Rating is made available to the public, Moody's Ratings HK will in a timely manner publicly announce (or assure that its affiliate publicly announces) if the Credit Rating is withdrawn (except for routine debt maturities, calls, or redemptions). Such public announcement will include full reasons for such withdrawal, indicate the date the Credit Rating was last updated, and note that the Credit Rating will no longer being updated.

C. INTEGRITY OF THE RATING PROCESS

1.15 All Moody's Ratings HK Employees and Licensed Persons are obligated to report issues covered by this Code and Appendix B promptly to the Moody's Ratings HK Compliance Officer or RO who will take appropriate action.

2. Independence and Avoidance and/or Management of Conflicts of Interest

A. GENERAL

2.4

a)   Moody's Ratings HK will not carry on any business which can reasonably be considered to give rise to any conflict of interest in relation to its business of Providing Credit Rating Services. Moody's Ratings HK will have in place procedures and mechanisms designed to minimize the likelihood of conflicts of interest arising, and to identify any conflict of interest should it arise, in relation to the conduct by it of any Ancillary Services and Other Permissible Services. Moody's Ratings HK will consider why Ancillary Services and Other Permissible Services cannot reasonably be considered to have the potential to give rise to any conflict of interest with Moody's Ratings HK's Credit Rating business.

b)   Moody's Ratings HK will not enter into any Contingent Fee arrangement for Providing Credit Rating Services.

B. PROCEDURES AND POLICIES

2.7 Moody's Ratings HK will disclose the general nature of its compensation arrangements with Rated Entities.

a)   Moody's Ratings HK does not provide consulting services. Moody's Ratings HK does not receive from Rated Entities compensation unrelated to its Credit Rating Services. If Moody's Ratings HK or Moody's Ratings were to receive from a Rated Entity compensation unrelated to its Credit Rating Services, Moody's Ratings HK would disclose the proportion such fees constitute against the total fees Moody's Ratings HK or Moody's Ratings receives from the Rated Entity for Credit Rating Services.



b) Moody's Ratings HK will disclose if it receives 5 percent or more of its annual net billings, or in combination with Moody's Ratings receives 5 percent or more of their combined annual net billings, from a single Issuer, originator, arranger or subscriber (including any affiliates of the Issuer, originator, arranger, or subscriber). Moody's Ratings HK will disclose the parties from which such annual net billings is received.

C. ANALYST AND EMPLOYEE INDEPENDENCE

2.11

2.11.1 Moody's Ratings HK also will establish, maintain and enforce policies and controls to identify and eliminate, or manage and disclose, as appropriate, other actual or potential conflicts of interest that may influence the judgment and analyses of Employees who are involved in Credit Rating decisions.

3. Responsibilities to the Investing Public and Issuers

A. TRANSPARENCY AND TIMELINESS OF RATINGS DISCLOSURE

3.3

a) Moody's Ratings HK will disclose in Credit Rating Announcements for structured finance Credit Ratings whether (1) the Issuer or originator has informed Moody's Ratings HK that all relevant information regarding the underlying issue has been publicly disclosed, (2) such information has not been disclosed, or (3) the Issuer or originator has not informed Moody's Ratings HK whether such public disclosure had been made.

3.4

a) Moody's Ratings HK may provide private ratings in accordance with its policy.

3.6

a) A clear prominent disclosure of the name and title of the lead Analyst and person primarily responsible for approving the Credit Rating;

b) An indication if the debt security or preferred share is being newly issued, and whether Moody's Ratings HK is providing a Credit Rating on the debt security or preferred share for the first time;

c) The extent to which Moody's Ratings HK has examined the quality of information used in the rating process and whether it is satisfied with the quality of information on which it bases its Rating on; and

d) All material sources, including the Rated Entity and, where appropriate, a related party of the Rated Entity, which were used to prepare the Credit Rating. An indication should also be given as to whether the Credit Rating has been disclosed to the Rated Entity or to its related party and, following such disclosure, whether the Credit Rating has been amended before being issued.

3.7 Moody's Ratings HK will publicly disclose sufficient and easily comprehensible information about its rating committee process, procedures, methodologies, and any assumptions (including financial statements that deviate materially from information



contained in the Issuer's published financial statements) so that investors and other users of Credit Ratings can understand how a Credit Rating assessment was made. This information will include (but will not be limited to) the meaning of each rating category, the definition of default or recovery, and the time horizon Moody's Ratings HK used when making a rating decision. The rating symbols and rating scales used by Moody's Ratings HK are publicly disclosed in Moody's Ratings' Rating Symbols and Definitions handbook available on Moody's Ratings' public website(s).

3.7.1   Moody's Ratings HK will publish sufficient information about its loss expectations and cash flow analysis relating to a structured finance Credit Rating and an indication of any expected change in the Credit Rating so that a financial market professional can understand the basis for the Credit Rating. To the extent practical, Moody's Ratings HK will disclose the degree to which it analyzes how sensitive a structured finance Credit Rating is to changes in Moody's Ratings HK's underlying Credit Rating assumptions.

3.7.2   Moody's Ratings HK will insert "(sf)" into all of its new and existing Credit Ratings of structured finance instruments. The insertion of "(sf)" will appear following the Credit Rating in all of Moody's Ratings HK's Credit Rating Announcements and research reports -- e.g., "Aa3(sf)" when referring to a specific Credit Rating.

3.7.3   Moody's Ratings HK will clearly indicate the attributes and limitations of Credit Ratings, the risk of unduly relying on them to make investment or other financial decisions and generally the extent to which Moody's Ratings HK verifies information provided to it by the Issuer or originator of a rated security. This information should assist investors in developing a greater understanding of what a Credit Rating is. Moody's Ratings is subject to regulations in various markets globally and such regulations do not state or imply that the regulatory authorities endorse Moody's Ratings Credit Ratings nor may Moody's Ratings use its registration status to advertise the quality of its Credit Ratings.

3.7.4   Moody's Ratings HK will disclose, on a timely and ongoing basis, information concerning all structured finance products submitted to it for its initial review or for a preliminary rating. Such disclosure will be made irrespective of whether the Issuer of such a product engages Moody's Ratings HK to provide a final rating.

3.7.5   Moody's Ratings HK will disclose the level of assessment it has undertaken or whether it has relied on a third-party assessment concerning the due diligence process conducted in relation to the underlying finance products, or other assets, of structured finance products and indicate how such assessment influences the Credit Rating.

3.7.6   Moody's Ratings HK will indicate whether the Credit Rating has been disclosed to the Issuer or to its related party and, following such disclosure, whether the Credit Rating was amended before being issued.

3.10

a)   In addition, Moody's Ratings HK should disclose whether the default rates of rating categories have changed over time. If the nature of a Credit Rating, or other circumstances, make an historical default rate inappropriate, statistically invalid, or otherwise likely to mislead the users of the rating, Moody's Ratings HK will explain this.


3.12

a) Where Moody's Ratings HK publishes an Unsolicited Credit Rating, the Credit Rating Announcement will disclose whether Moody's Ratings HK was provided access to accounts or other internal documents of the Issuer or its related party.

3.13

a) When methodologies, models or key rating assumptions used in preparing any of its Credit Ratings are changed, Moody's Ratings HK will immediately disclose the likely scope of Credit Ratings to be affected by using the same means of communication as was used for the distribution of the affected Credit Ratings.



Appendix C – Moody's Ratings Singapore

Moody's Investors Service Singapore Pte. Ltd. ("Moody's Ratings Singapore") is licensed with the Monetary Authority of Singapore ("MAS") under the Securities and Futures Act 2001 to conduct the regulated activity of Providing Credit Rating Services. The Code along with this "Appendix C -- Moody's Ratings Singapore" ("Appendix C") have been adopted to satisfy paragraph 10.1 of the MAS Code of Conduct for Credit Rating Agencies. The Moody's Ratings Code and Appendix C govern the conduct of Moody's Ratings Singapore, its Directors, its Senior Managers, Employees and its Representative in connection with Providing Credit Rating Services on behalf of Moody's Ratings Singapore.

I. Defined Terms

For the purposes of this Appendix, the terms below are defined as follows:

1 Contingent Fees are fees calculated on a predetermined basis relating to the outcome of a transaction or the result of the services performed by Moody's Ratings Singapore. A fee is not regarded as being contingent if established by a court or other public authority.

2 A Director is any individual who is appointed to Moody's Ratings Singapore's board of directors and approved by the MAS.

3 A Senior Manager refers to individuals who are employed by, or acting for or by arrangement with, the Moody's Ratings Singapore, and are principally responsible for the day-to-day management.

4 Employee means any Moody's Ratings Singapore Employees and Moody's Ratings Singapore Representatives and any Moody's employee supporting Moody's Ratings Singapore's operations.

5 Moody's Ratings Singapore Representative is a Moody's Ratings Employee who has been identified to the MAS as an "appointed representative" of Moody's Ratings Singapore and reflected as such under the MAS Financial Institution Representatives Register to carry on the regulated activity of Providing Credit Rating Services.

6 MAS refers to the Monetary Authority of Singapore.

7 MAS CRA Code refers to the MAS Code of Conduct for Credit Rating Agencies.

8 Providing Credit Rating Services means preparing, whether wholly or partly in Singapore, Credit Ratings in relation to activities in the securities and futures industry for:

    a) dissemination, whether in Singapore or elsewhere, or with a reasonable expectation that they will be so disseminated; or

    b) distribution by subscription, whether in Singapore or elsewhere, or with a reasonable expectation that they will be so distributed, but does not include:

        i. preparing a private credit rating pursuant to an individual order which is intended to be provided exclusively to the person who placed the order and not intended for public disclosure or distribution by subscription; or

        ii. preparing credit scores, credit scoring systems or similar assessments related to obligations arising from consumer, commercial or industrial relationships.



9   SFA refers to the Securities and Futures Act 2001.

II. Universal Provisions

5. Enforcement and Disclosure of the Moody's Ratings Code and Communication with Market Participants

5.7 Moody's Ratings Singapore will maintain functions (either within Moody's Ratings Singapore or Moody's Ratings) that will communicate with market participants and the public regarding questions, concerns, and complaints that it has received.

5.8 On an annual basis, Moody's Ratings Singapore will publish certain information about itself including:

   a)   Its legal structure;

   b)   Its ownership;

   c)   Financial information about its revenue;

   d)   The internal control mechanisms adopted to assure the quality of Credit Rating activities;

   e)   Its record-keeping policy; and

   f)   Its management and representative rotation policy.

III. Credit Ratings

The Provisions

1. Quality and Integrity of the Rating Process

A. QUALITY OF THE RATING PROCESS

1.4

   1.4.1   Moody's Ratings Singapore will document reporting lines and allocate functions and responsibilities.

B. MONITORING AND UPDATING

1.9

   1.9.1   The review described in c) above will take place as soon as possible and in any case not later than six months after the change and, before the review is carried out, Moody's Ratings Singapore should place those Credit Ratings under observation.

1.11

   a)   Where a Credit Rating is made available to the public, Moody's Ratings Singapore will in a timely manner publicly announce if the Credit Rating is withdrawn (except for



routine debt maturities, calls, or redemptions). Such public announcement will indicate the date the Credit Rating was last updated and note that the Credit Rating will no longer being updated.

2. Independence and Avoidance and/or Management of Conflicts of Interest

A. GENERAL

2.4

a) On a periodic basis, Moody's Ratings Singapore will disclose on Moody's Ratings' public website(s) any Ancillary Services and Other Permissible Services that it conducts and update the list in a timely manner whenever there is any change thereto.

b) Moody's Ratings Singapore will not enter into any Contingent Fee arrangement for Providing Credit Rating Services

B. PROCEDURES AND POLICIES

2.6

a) Moody's Ratings Singapore will disclose if it receives 5 percent or more of its annual net billings from a single Rated Entity Issuer, originator, arranger or subscriber (including any affiliates of the Rated Entity, Issuer, originator, arranger, or subscriber).

C. ANALYST AND EMPLOYEE INDEPENDENCE

2.9

a) Employee has an immediate relation (i.e., a spouse, partner, parent, child, or sibling, step-parent, adopted or step-child or step- sibling) who works for the Rated Entity, its affiliates or any of the identified third parties, in circumstances where this employment relationship creates the impression of a conflict of interest that Moody's Ratings otherwise deems to be unacceptable or constitutes a conflict of interest.

2.12

a) Moody's Ratings Singapore's Representative will comply with Regulations 4 (Register of Interests in Securities) and 4A (Place at which register is kept) of the Securities and Futures (Licensing and Conduct of Business) Regulations.

3. Responsibilities to the Investing Public and Issuers

A. TRANSPARENCY AND TIMELINESS OF RATINGS DISCLOSURE

3.3

a) Moody's Ratings Singapore will disclose in Credit Rating Announcements for structured finance Credit Ratings whether (1) the Issuer or originator has informed Moody's Ratings Singapore that all relevant information regarding the underlying issue has been publicly disclosed or such information has not been disclosed, or (2)



the Issuer or originator has not informed Moody's Ratings Singapore whether such public disclosure had been made.

3.4

a) Moody's Ratings Singapore may provide private ratings in accordance with this Code.

3.6

a) A clear and prominent disclosure of the name and title of the lead Analyst and person primarily responsible for approving the Credit Rating;

b) An indication of when the Credit Rating was first distributed and when it was last updated; and

c) The extent to which Moody's Ratings Singapore has examined the quality of information used in the Credit Rating process and whether it is satisfied with the quality of information on which it bases its Credit Rating.

3.7

a) Moody's Ratings Singapore will clearly indicate the attributes and limitations of Credit Ratings, the risk of unduly relying on them to make investment or other financial decisions and generally the extent to which Moody's Ratings Singapore verifies information provided to it by the Issuer or originator of a rated security. This information should assist investors in developing a greater understanding of what a Credit Rating is, and the limits to which Credit Ratings can be put to use vis-à-vis a particular type of financial product that Moody's Ratings Singapore rates.

b) Moody's Ratings Singapore will disclose, on a timely and ongoing basis, information concerning all structured finance products submitted to it for its initial review or for a preliminary rating. Such disclosure will be made irrespective of whether the Issuer of such a product engages Moody's Ratings Singapore to provide a final rating.

c) Moody's Ratings Singapore will disclose the level of assessment it has undertaken or whether it has relied on a third-party assessment concerning the due diligence process conducted in relation to the underlying finance products, or other assets, of structured finance products and indicate how such assessment influences the Credit Rating.

d) Moody's Ratings Singapore will indicate whether the Credit Rating has been disclosed to the Issuer or to its related party and, following such disclosure, whether the Credit Rating was amended before being issued.

3.10

a) In order to promote transparency and to enable the market to best judge the aggregate performance of Credit Ratings on debt instruments, where possible, Moody's Ratings Singapore will publish sufficient information about its historical default rates by rating category, the transitions between rating categories, and periodic performance metrics so that financial market professionals can understand the historical performance of securities assigned to different rating categories, as well as whether rating categories have changed and, if so, how. In addition, Moody's Ratings Singapore should disclose whether the default rates of rating categories have changed over time. If the nature of a Credit Rating, or other circumstances, make an historical default rate inappropriate, statistically invalid, or otherwise likely to mislead



the users of the rating, Moody's Ratings Singapore will explain this. Where feasible, this information will include verifiable, quantifiable historical information about the performance of its rating opinions, organized and structured and, where possible, standardized in such a way to assist financial market professionals in drawing performance comparisons between credit rating agencies.

3.12

a) If Moody's Ratings Singapore publishes an Unsolicited Credit Rating, the Credit Rating Announcement will disclose whether Moody's Ratings Singapore was provided access to accounts or other relevant internal documents of the Rated Entity or its related party.





Rated Entity Notifications of Credit Rating Announcements Policy

Issued by:	Moody's Compliance Department
Applicable to:	Moody's Ratings Employees
Scope:	Global
Original Creation Date:	01 Jan 2019
Last Revision Date	15 Dec 2025
Next Review Date:	15 Dec 2026

I. Background

Before publishing a Credit Rating Announcement, Moody's Ratings must provide notice to the relevant Rated Entity (or its Agent) of the announcement and the principal grounds on which the Credit Rating Action is based. This Policy describes the requirements related to the delivery of and responses to those notifications, as well as the circumstances in which those notifications are not required. While these requirements generally apply globally, there are some jurisdiction-specific differences as described below.

This Policy applies to all public Credit Rating Actions accompanied by a Credit Rating Announcement and published on ratings.moodys.com or delivered through a subscription model. This Policy does not apply to Credit Ratings that are not published on ratings.moodys.com or delivered through a subscription model, or to internal Credit Ratings.

II. Policy Requirements

A. Drafting Notifications

1. Moody's Ratings Global (except Moody's Ratings EU, Moody's Ratings UK, Moody's Ratings SA, and MISMEL)

The Lead Analyst, or his/her designee, must use the global email notification template.



2. Moody's Ratings EU and Moody's Ratings UK

The Lead Analyst, or his/her designee, must use the EU and UK specific email notification template.

3. Moody's Ratings SA and MISMEL

The Lead Analyst, or his/her designee, must use the Moody's Ratings SA or MISMEL specific email notification template.

B. Delivering Notifications

The Lead Analyst, or his/her designee, must communicate draft Credit Rating Announcements only to those persons whom he/she is aware are the appropriate contacts within the Rated Entity or its Agent for the purposes of receiving such communications.

Delivery is deemed to occur as follows.

1. Moody's Ratings (except MISMEL)

A notification to a Rated Entity or its Agent will only be deemed to be delivered on a given Working Day if it is delivered during Working Hours on that day. If not, it will be deemed to be delivered at 9:00 am on the next Working Day.

2. MISMEL

A notification to a Rated Entity or its Agent will be deemed to have been delivered at the actual date and time of delivery, regardless of whether that is a Working Day or within Working Hours.

C. Notification Periods

After being notified, the Rated Entity or its Agent has the opportunity to review the draft communication of the public Credit Rating Announcement and to identify any factual errors or confidential information that should not be included. A specific minimum Notification Period must elapse before publication of the public Credit Rating Announcement, subject to the specific qualifications below.

1. Moody's Ratings (except Moody's Ratings EU, Moody's Ratings UK, Moody's Ratings SA, and MISMEL)

The Notification Period gives the Rated Entity or its Agent a minimum of 2 Working Hours to review the draft Credit Rating Announcement. The 2 Working Hours can be non-consecutive Working Hours. For example, when a notification is delivered at 9:00 am on a Working Day (Day 1), the Notification Period will end at 11:00 am the same Working Day. Alternatively, when a notification is delivered at 4:00 pm on a Working Day (Day 1), the Notification Period will end at 10:00 am the following Working Day (Day 2).

2. Moody's Ratings EU, Moody's Ratings UK, and Moody's Ratings SA

The Notification Period expires after 24 hours. The 24 hour period must include 8 Working Hours in total, though not necessarily 8 consecutive Working Hours. For example, when a notification is delivered at 9:00 am on a Working Day (Day 1), the Notification Period will end at 9:00 am the following Working Day (Day 2). Alternatively, when a notification is delivered at 5:30 pm on a



Working Day (Working Day 1), the Notification Period would end at 9:00 am two days later (i.e., on Working Day 3).

3. MISMEL

The Notification Period expires after 12 hours, including weekends and holidays. To the extent practical and appropriate, the notification must take place before or during Working Hours. For example, when a notification is delivered at 7:00 am on a Working Day (Day 1), the Notification Period will end at 7:00 pm on the same Working Day (Day 1), even though this is outside of Working Hours. When a notification is delivered at 3:00 pm on a Friday, the Notification Period will end at 3:00 am on Saturday.

D. Responses to Notifications

Any response received from the Rated Entity or its Agent must be filed by the Lead Analyst or his/her designee as a Vital Record. If no response is received then a written note recording that fact must be filed by the Lead Analyst or his/her designee as a Vital Record. If a response states that changes to the Credit Rating Announcement are requested, Moody's Ratings must evaluate the response and take reasonable efforts to clarify the Credit Rating Announcement, to correct any factual errors, and to remove any information correctly identified by the Rated Entity or its Agent as confidential to the Rated Entity.

E. Publishing Credit Rating Announcements

1. Moody's Ratings (except Moody's Ratings SA and MISMEL)

Upon receipt of a response from the Rated Entity or its Agent, the Lead Analyst, or his/her designee, must verify whether the response contains the required language from the Relevant Notification Response definition in order for Moody's Ratings to publish the Credit Rating Announcement before the expiration of the applicable Notification Period. Moody's Ratings may decide at its own discretion to publish the Credit Rating Announcement at any time after receipt of the Relevant Notification Response or, if not received, after the applicable Notification Period has expired.

2. Moody's Ratings SA and MISMEL

Moody's Ratings SA and MISMEL must wait for the Notification Period to elapse prior to publishing the Credit Rating Announcement, even if written confirmation to proceed is received from the Rated Entity or its Agent. Publication can occur at any time after the applicable Notification Period has expired.

F. Certain Credit Rating Announcements Without Prior Rated Entity Notification

Moody's Ratings may not provide to a Rated Entity or its Agent a draft Credit Rating Announcement in connection with a public Credit Rating Action for any of the following reasons:

→ In situations where the Lead Analyst or his/her designee is not able to successfully deliver the draft Credit Rating Announcement to an appropriate contact(s) for the Rated Entity or its Agent, the Lead Analyst or his/her designee will release the public Credit Rating Announcement with the appropriate disclosure, as applicable. For the avoidance of doubt,



Compliance

this exception does not include situations where the contact is not responding to calls or to delivered emails.

→ For US PFG, in relation to a Credit Rating that is not endorsed into another jurisdiction, in situations where the Credit Rating Announcement purely reflects a change in Credit Ratings that are derived from the analysis of a credit support provider and not the underlying issuer.

G. Questions

If you have questions about this Policy, please contact your Business Unit Compliance Office or Local Compliance Officer.

III. Defined Terms

Capitalized terms used in this Policy, unless otherwise defined herein, are defined in the Glossary of Defined Terms.

Full Working Day means any time period that comprises at least 24 hours and includes 8 Working Hours. Such time period must extend over at least one Working Day and may be interrupted by a weekend or any bank or other public holiday. For example, the period between 3:00 pm on any Friday and 3:00 pm on the following Monday, provided that there is no bank, or other public holiday on that Friday or following Monday, may be considered a Full Working Day.

MISMEL means Moody's Investors Service Middle East Limited.

Notification Period means the established amount of time afforded to an external reviewer of a draft Credit Rating Announcement for said review. The Notification Period will vary depending upon the location of the Lead Analyst. For Moody's Ratings EU, Moody's Ratings UK, and Moody's Ratings SA, the Notification Period is a minimum of a Full Working Day; for MISMEL the Notification Period is a minimum of 12 hours; for the rest of Moody's Ratings the Notification Period is a minimum of 2 Working Hours.

Relevant Notification Response means the written confirmation from the Rated Entity or its Agent that is received by the Lead Analyst or his/her designee that states, "I confirm that we have reviewed the draft press release and that, to the best of our knowledge, it does not contain any factual errors or inadvertent disclosures of confidential information."

Working Day means any calendar day that does not fall on either the weekend or a bank, or other public holiday in the country where the Rated Entity is domiciled or, if different, where the recipient of the communication of the Credit Rating Action is located.

Working Hours means the time period between the start and the end of a Working Day, but at least any hours between 9:00 am and 5:00 pm in the time zone where the Rated Entity is domiciled or, if different, where the recipient of the communication of the Credit Rating Action is located.





Withdrawal of Credit Ratings — Policy

Issued by:	Moody's Compliance Department
Applicable to:	Moody's Ratings Employees and relevant Moody's Shared Services Employees supporting the Moody's Ratings' ratings process
Scope:	Global excluding Japan
Original Creation Date:	09 Sep 2011
Last Revision Date:	12 Feb 2025
Next Review Date:	12 Feb 2026

I. Background

Moody's Ratings withdraws its Credit Rating when it no longer rates an entity, debt or financial obligation, debt issuance program, preferred share or other financial instrument for which it previously assigned a rating. If appropriate and feasible, Credit Ratings will be adjusted before the withdrawal to reflect Moody's Ratings' current rating opinions. This Policy describes the various reasons that Moody's Ratings may withdraw a Credit Rating and how withdrawals are announced.

This Policy and accompanying procedure do not apply when a Credit Rating committee assigns a Credit Rating to an issuance whose sale is canceled by the Rated Entity without the Credit Rating ever having been published. Because the obligation does not exist, and the Credit Rating was never published, the Credit Rating does not need to be withdrawn.

II. Policy Requirements

A. Reasons That Moody's Ratings Might Withdraw a Credit Rating

Moody's Ratings may withdraw a Credit Rating for any of the following reasons:

1 **Incorrect, insufficient or otherwise inadequate information**: Moody's Ratings withdraws any Credit Rating if, in Moody's Ratings' opinion: (i) the information available to support the Credit Rating – whether in terms of factual accuracy, quantity and/or quality – is insufficient to effectively assess the creditworthiness of the Rated Entity or the obligation; and (ii) such information is unlikely to be available to Moody's Ratings in the near future.

SP13418

1



2   **Bankruptcy/Liquidation/Debt Restructuring/Write-down of a Structured Finance Security**: if a Rated Entity defaults, enters bankruptcy, is liquidated, or restructures its debt, or if a structured finance security experiences a full or partial write-down that results in a zero current balance, it may no longer be useful or necessary for Moody's Ratings to maintain a Credit Rating on that Rated Entity or that Rated Entity's obligations.

3   **Reorganization**: if a Rated Entity becomes the subject of a corporate reorganization or regulator-imposed restructuring, including a merger or acquisition, or enters into any other form of governmental administration, it may no longer be useful or necessary for Moody's Ratings to maintain a Credit Rating on that Rated Entity or that Rated Entity's obligations.

4   **Methodological Thresholds for Certain Structured Finance Transactions**: if the applicable Credit Rating Methodology states that Moody's Ratings will not maintain Credit Ratings in the event that aspects of the transaction cross specified thresholds, Moody's Ratings withdraws the Credit Rating. These thresholds generally are based on the following:

→ Small Pool Factor: when the size of the asset pool supporting the transaction falls below a level specified in the applicable Credit Rating Methodology; and

→ Non-Rated Asset Factor: when the principal balance of performing assets in the collateral pool without a Moody's Ratings Credit Rating, a credit estimate or a structured credit assessment exceeds a level specified in the applicable Credit Rating Methodology.

5   **Maturity of Obligation or Termination of Program**: the Credit Rating on an obligation will be withdrawn when the obligation is not outstanding or the program has been terminated. This includes when a debt matures, when a debt is called, when a debt is repaid before the maturity date, when a Credit Rating on a debt or program is issued and published but the debt is ultimately not issued, or the program is not closed, and/or when a debt is otherwise redeemed by the Rated Entity. Because Moody's Ratings may not receive timely notification in the event where a debt is called, redeemed, repaid or otherwise terminated before its stated maturity date, Moody's Ratings will generally withdraw such ratings once it learns of the event of termination, using the current date as the date of the withdrawal. A rating withdrawal may also be appropriate as a result of amendments to the transaction terms of an obligation.

6   **Business Reasons**: under certain circumstances, Moody's Ratings withdraws a Credit Rating for a Rated Entity or an obligation for reasons unrelated to the situations identified above. When Moody's Ratings indicates that a Credit Rating was withdrawn for "business reasons," this generally refers to Moody's Ratings' business reasons, not the business reasons of the Rated Entity or obligor. A Credit Rating that is withdrawn to satisfy a Moody's Ratings regulatory obligation, other than one that is described in any of the other withdrawal reason categories described in this Section II.A, will be considered withdrawn for "business reasons." Moody's Ratings' business reasons do not reflect any concerns about the Rated Entity's creditworthiness or the quality of its management. Where appropriate, Moody's Ratings' decision to withdraw a rating under these circumstances will attempt to balance the informational benefit to market participants from maintaining a Credit Rating against the resources required to maintain and monitor that Credit Rating or other business considerations.

7   **Shareholding**: Moody's Ratings will immediately assess whether there are grounds for withdrawing EU Credit Ratings or UK Credit Ratings when they relate to a 10% Shareholder or an Impacted Rated Entity.



8   **Conflicts of Interest**: in any of the following cases, Moody's Ratings may determine that it is necessary to withdraw a Credit Rating, if:

→ a Moody's Ratings Employee who participates in the determination, approval or monitoring of a Credit Rating, or that employee's Family Member, had or has direct Ownership in the Rated Entity or in any Related Third Party at the time the Credit Rating was determined;

→ a Moody's Ratings Employee who either participated in the determination of the rating, the approval of the Credit Rating, or the monitoring of the Credit Rating, acted in violation of the Policy on the Separation of Rating Personnel from Commercial Activities and Information;

→ a Moody's Ratings Employee who either participated in the determination of the rating, the approval of the Credit Rating, or the monitoring of the Credit Rating, has had a relationship with the Rated Entity or a Related Third Party that constitutes a prohibited conflict of interest;

→ a Moody's Ratings Employee who either participated in the determination of the rating, the approval of the Credit Rating, or the monitoring of the Credit Rating, or his or her Family Member, received gifts, including entertainment, in violation of the Gifts, Entertainment, and Anti-Bribery Policy; or

→ either Moody's Ratings or an entity associated with Moody's Ratings made recommendations to the obligor or the Rated Entity, underwriter or sponsor of the security about the corporate or legal structure, assets, liabilities or activities of the obligor or Rated Entity of the security in violation of Moody's Ratings policies or procedures.

9   **Public Point-In-Time Credit Ratings**: to meet market needs in certain sectors, Moody's Ratings occasionally assigns a public Credit Rating on a "point-in-time" basis that is subsequently withdrawn as soon as practicable, before which it is subject to monitoring.

10 **Provisional Rating**: Moody's Ratings from time to time may assign a provisional rating when the rating committee has been able to assess the relevant risks of a transaction that has not yet issued into the market based on draft documentation. It is highly likely that the rating will become final after all documents are received or an obligation is issued into the market. To the extent it is anticipated that the transaction does not close in the near future, or that certain tranches of the transaction are not issued, the applicable provisional ratings will be withdrawn.

11 **Clerical Error**: Moody's Ratings withdraws a Credit Rating if it was assigned as the result of an internal clerical error.

12 **Write-Down of Principal Balance (for Structured Finance transactions only)**: if the principal balance of a structured finance security is undercollateralized (including a write down), and no additional principal is expected to be paid (including when the security balance has been reduced to zero), then Moody's Ratings withdraws the Credit Rating.

13 **Granted Issuer Request**: where an issuer has requested that its Credit Rating be withdrawn, and Moody's Ratings has decided, following an analytical review of the request, that it will not endeavor, for analytical reasons, to maintain the Credit Rating, the requested withdrawal may be granted. Please note that no issuer has the right to demand that Moody's Ratings



withdraw any Credit Rating and that all such requests will be granted solely at the discretion of Moody's Ratings.

The ultimate decision as to which of the withdrawal reasons described above is the most appropriate for any given withdrawal is an analytical decision that will be made by the Rating Group.

B. Credit Rating Announcements Regarding Withdrawal of Credit Ratings

When a Credit Rating is withdrawn, Moody's Ratings will issue an indication on www.ratings.moodys.com that the Credit Rating has been withdrawn and, depending on the reason for the withdrawal, may also issue a Credit Rating Announcement.

C. Questions

If you have questions about this Policy, please contact your Business Unit Compliance Office or Local Compliance Officer.

III. Related Documents

→ Gifts, Entertainment, and Anti-Bribery Policy

→ Separation of Rating Personnel from Commercial Activities and Information - Policy

→ Withdrawal of Credit Ratings – Procedure

IV. Defined Terms

10% Shareholder means a Shareholder holding 10% or more of either the capital or the voting rights of Moody's Corporation, excluding holdings in diversified collective investment schemes and managed funds such as pension funds or life insurance, provided that the holdings in such schemes do not put the shareholder as referred above in a position to exercise significant influence on the business activities of those schemes.

Ancillary Services are those products and services that are not Credit Rating Services and which may include market forecasts, estimates of economic trends, pricing analysis or other general data analysis as well as related distribution services.

Anticipated Ratings Process is the process by which a provisional notation may be removed from a Credit Rating assigned to an instrument or Issuer, when the applicable contingencies which were the basis for affixing the (P) notation are deemed to have been fulfilled. For example, when a rating of (P) Baa1 is assigned to a debt instrument, it is anticipated that the (P) notation will be removed from the Baa1 rating when it is determined that the contingencies indicated by the (P) notation have been fulfilled.

Credit Rating means an opinion from Moody's Ratings regarding the creditworthiness of an entity, a debt or financial obligation, debt security, preferred share or other financial instrument, or of an issuer of such a debt or financial obligation, debt security, preferred share or other financial instrument, issued using an established and defined ranking system of rating



categories. All references to a Credit Rating in this Policy include the Credit Rating and, to the extent applicable, any related Outlook or Review.

Credit Rating Action means any one of the items below:

→ the assignment of a Credit Rating to a Rated Entity or obligation, including Credit Ratings assigned in the Subsequent Ratings Process;

→ the removal of a provisional notation from a Credit Rating when applicable contingencies are deemed to have been fulfilled in the Anticipated Ratings Process;

→ a change in a Credit Rating (i.e., upgrade or downgrade);

→ placing a Credit Rating on Review, changing the direction of an existing Review or taking a Credit Rating off Review (i.e., Credit Rating Confirmation);

→ the assignment or change in an Outlook associated with a Rated Entity or one or more Credit Ratings;

→ an Affirmation of a Credit Rating; and

→ a Withdrawal of a Credit Rating.

Credit Rating Announcement means a written communication that may be used to announce the publication of a Credit Rating Action related to public Credit Ratings, Unpublished Monitored Loan Ratings or Unpublished Monitored Private Placement Ratings. Moody's Ratings may also publish Credit Rating Action related to public Credit Ratings on www.ratings.moodys.com that is not accompanied by Credit Rating Announcement.

Credit Rating Methodology means a credit rating methodology as described in the Rating Symbols and Definitions publication.

Credit Rating Services means those products and services offered with respect to Credit Ratings and, if applicable the related Outlook or Review. Credit Rating Services specifically exclude all Ancillary Services or Other Permissible Services.

Electronic Platform is the private web-based electronic platform designated by Moody's Ratings for certain communications to appropriate recipients relating to Moody's Ratings' provision of private and/or unpublished products and services, such as Unpublished Monitored Loan Ratings and Unpublished Monitored Private Placement Ratings.

Employee means any full-time or part-time employee of Moody's Corporation or any of its wholly-owned subsidiaries, wherever located.

EU Credit Rating means a Credit Rating assigned by a Moody's Ratings entity registered as a credit rating agency in the EU and where the Lead Rating Analyst is located in the EU.

EU Rated Entity is an entity with an EU Credit Rating.

Family Member means any of the following:

→ an Employee's spouse or domestic partner;

→ a person with whom an Employee cohabits (such as a shared living arrangement where the relationship is more than casual), whether or not they share financial responsibilities. This would not include a typical roommate living arrangement;

→ an Employee's minor or dependent children;



→ any other relative sharing the same household as the Employee;

→ any persons who do not live in the same household as the Employee but whose Trades in Securities are directed by or are subject to the Employee's influence or control (either direct or indirect) (such as parents or children living in separate households who consult with the Employee before they Trade); and

→ any other natural or legal person, trust, entity or partnership (other than blind trusts, as defined in the Securities Trading Policy) whose managerial responsibilities are discharged by, that is set up for the benefit of, that is directly or indirectly controlled by, or whose economic interests are substantially equivalent to, the Employee or any Family Member.

Impacted Rated Entity means an EU Rated Entity in which a 10% Shareholder: (i) holds 10% or more of either the capital or voting rights or any other ownership interest of the relevant EU Rated Entity, or a Related Third Party, excluding holdings in diversified collective investment schemes and managed funds such as pension funds or life insurance; or (ii) is a member of its or a Related Third Party's administrative or supervisory board.

Issuer is any entity by which a Security has been issued, guaranteed, or by which the credit underlying a Security has been otherwise supported. The term Issuer also includes the corporate parent or majority-owned subsidiary of an Issuer.

Lead Rating Analyst, Lead Analyst, or Lead refers to the Moody's Ratings Employee who is currently assigned the primary responsibility for assigning or monitoring a given Rating and, if applicable, the related rating Outlook or rating Review.

MA refers to Moody's Analytics, Inc. and the wholly-owned subsidiaries of MCO that engage in non-rating commercial activities.

MCO refers to Moody's Corporation and its wholly-owned affiliates.

Moody's Local (ML) refers to Moody's Local and its affiliates that issue Ratings under the "Moody's Local" brand name. A suffix will be added to specify each jurisdiction using the brand name.

Moody's Ratings refers to all of the MCO entities that issue Ratings under the "Moody's Ratings" brand name, including Moody's Investors Service, Inc.

Moody's Shared Services (MSS) refers to Moody's Shared Services, Inc. and the other companies within the Moody's group of companies that provide shared services.

Other Permissible Services are those products and services identified in the Rating Symbols and Definitions publication that are not Credit Rating Services or Ancillary Services.

Outlook means an opinion regarding the likely direction of an Issuer's rating over the medium term, as further described in the Rating Symbols and Definitions publication.

Own, Owning and Ownership refer to all methods by which an Employee or Family Member may possess an interest in a Security or an account with a financial services institution, including direct ownership and beneficial ownership (i.e., sole or shared dispositive or voting power over a security).

Rated Entity means any entity rated by Moody's Ratings or any entity that issues securities rated by Moody's Ratings or any entity that is seeking a Credit Rating from Moody's Ratings.

Rating is any rating or assessment with respect to Credit Rating Services, Ancillary Services, and Other Permissible Services.



Related Third Party refers to any party (including the originator, arranger, sponsor, servicer, or other party) that interacts with Moody's Ratings on behalf of a Rated Entity in connection with a Credit Rating Action for such Rated Entity, including any person directly or indirectly linked to that Rated Entity by control.

Review is an indication that a rating is under consideration for a change in the near term as further described in the Rating Symbols and Definitions publication.

Security means any non-deposit financial instrument that is, or is derived from, any equity or fixed-income security. This includes, but is not limited to: stocks, bonds, debentures, options, equity securities, convertible securities, warrants, derivative instruments (including swaps, commodities and futures based on or linked to equity or fixed income securities), notes, collective investment schemes, fixed annuities, variable annuities, open- or closed-end mutual funds, exchange-traded funds and unit investment trusts.

Shareholder means a direct or indirect owner of Moody's Corporation stock.

Subsequent Ratings Process means the process of assigning Credit Ratings (together with the associated outlook or review status, if applicable) that are derived exclusively by reference to an existing Credit Rating of a program, series category/class of debt or primary Rated Entity. This includes:

→ Assignment of a Credit Rating to issuance of debt within or under an existing rated program where the transaction structure and terms have not changed in a manner that would affect the Credit Rating indicated by the program rating (examples include covered bond programs, shelf registrations, and medium term note programs);

→ Credit Ratings assigned based on the pass-through of a primary Rated Entity's Credit Rating, including monoline or guarantee linked ratings; or

→ Assignment of Credit Ratings to debt instruments of the same seniority as previously rated debt when such issuance of debt is contemplated in the existing Credit Ratings. Examples include ratings on debt issued by frequent corporate and government Issuers. This also includes Credit Ratings assigned to new debts, new programs or amended and extended credit facilities by reference to an existing rating of the same debt class, at the same rating level, whether or not the new debts or programs replace similarly structured debts, programs or credit facilities.

Trade refers to any transaction by which a person acquires or divests himself/herself from an interest or position in a Security, including but not limited to purchases, sales, repurchase agreements, short sales, spread betting (and other forms of gambling on Securities) and entering into derivative transactions, including put options, calls and equity swaps as well as liquidating such derivative positions through purchase, sale or exercise.

UK Credit Rating is a Credit Rating assigned by a Moody's Ratings entity registered as a credit rating agency in the UK and where the Lead Rating Analyst is located in the UK.

UK Rated Entity is an entity with a UK Credit Rating.

Unpublished Monitored Loan Rating (UMLR) is a monitored Credit Rating of a loan or loans (or individual facilities within the same loan or loans) made to the Rated Entity which is distributed via an Electronic Platform.





Unpublished Monitored Private Placement Rating (UMPPR) is a monitored Credit Rating of a private placement of a Rated Entity which is distributed via an Electronic Platform to the recipients designated by the Rated Entity.





Credit Rating Refusal – Policy

Issued by:	Moody's Compliance Department
Applicable to:	All Moody's Ratings Employees
Scope:	Global
Original Creation Date:	16 Aug 2010
Last Revision Date:	01 Nov 2024
Next Review Date:	01 Nov 2025

I. BACKGROUND

This Policy describes the circumstances under which Moody's Ratings must refuse to provide a Credit Rating or may not refuse to provide a Credit Rating. Compliance with this Policy is important both for business reasons and to meet legal and regulatory commitments, and non-compliance may lead to disciplinary action up to and including termination. This Policy supersedes previously issued or prior policies, procedures or other written guidance to the extent they are inconsistent with this Policy.

II. POLICY REQUIREMENTS

A. Prohibition on Refusal to Rate

When transactions based on underlying assets, securities or structured finance instruments are proposed to Moody's Ratings for rating, or have been rated, Moody's Ratings Employees must not:

→ Refuse to rate them solely because all or part of the underlying assets or structured finance instruments were previously rated by another credit rating agency; however, this does not mean that Moody's Ratings must use other agencies' ratings, as the determination as to how to best determine the credit rating remains the analyst's and rating committee responsibility; or

→ Refuse to rate them for an anticompetitive purpose, including on the basis that all or part of the underlying assets or securities are not rated by Moody's Ratings; or

→ Downgrade or withdraw (or threaten to downgrade or withdraw) a Credit Rating solely on the basis that Moody's Ratings doesn't continue to rate a certain amount of underlying assets or securities; however, this does not apply to other reasons to downgrade or withdraw.



B. Certain Prohibitions on Providing or Maintaining Credit Ratings

Moody's Ratings Employees must refuse to provide a Credit Rating when:

→ There is a lack of reliable data or the quality of information available is not satisfactory or raises serious questions as to whether Moody's Ratings can provide a credible Credit Rating[1];

→ The complexity of the structure of a new type of financial instrument raises serious questions as to whether Moody's Ratings has the analytical expertise to provide a credible Credit Rating; or

→ The issuance of such a Credit Rating is prohibited by applicable laws, rules or regulations.

As stated in the Withdrawal of Credit Rating – Policy, Moody's Ratings is also prohibited from maintaining an existing Credit Rating, and must withdraw such a Credit Rating, when there is a lack of reliable data or the quality of information available is no longer sufficient or satisfactory to continue upholding a reliable Credit Rating.

III. RELATED DOCUMENTS

→ Withdrawal of Credit Rating – Policy

IV. DEFINED TERMS

Credit Rating is an opinion from Moody's Ratings regarding the creditworthiness of an entity, a debt or financial obligation, debt security, preferred share or other financial instrument, or of an issuer of such a debt or financial obligation, debt security, preferred share or other financial instrument, issued using an established and defined ranking system of rating categories.

Employee is any full-time or part-time employee of Moody's Corporation or any of its wholly-owned subsidiaries, wherever located.

MCO refers to Moody's Corporation and its wholly-owned affiliates.

Moody's Ratings refers to all of the MCO entities that issue Ratings under the "Moody's Ratings" brand name, including Moody's Investors Service, Inc.

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[1] Determination as to the availability of satisfactory information is the rating committee's responsibility, and the rating committee's decision is subject to the normal appeals process.



MOODY'S RATINGS

Compliance



Designating and Assigning Unsolicited Credit Ratings – Policy

Issued by:	Moody's Compliance Department
Applicable to:	Moody's Ratings Employees
Scope:	Global where permitted
Original Creation Date:	20 Aug 2018
Last Revision Date:	01 Dec 2025
Next Review Date:	01 Dec 2026

I. Background

As a publisher of opinions about credit, Moody's Ratings reserves the right to issue Unsolicited Credit Ratings. Unsolicited Credit Ratings [are those Credit Ratings not initiated or not maintained at the request of the Rated Entity or its Agents and] may include Credit Ratings initiated by Moody's Ratings. A designation of a Credit Rating as an Unsolicited Credit Rating may apply at the entity level or the instrument level or potentially at both levels. This Policy describes Moody's Ratings' approach to Unsolicited Credit Ratings, including publication and related disclosures.

II. Policy Requirements[1]

A. Unsolicited Credit Ratings Not Initiated or Maintained at the Request of the Rated Entity or its Agents

Moody's Ratings may issue Unsolicited Credit Ratings not initiated at the request of, or not maintained at the request of, the Rated Entity or its Agents. Such ratings may include, but are not limited to, ratings requested by a third party, such as an investor or subscriber, or ratings initially

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[1] This Policy shall apply to new rating assignments or other triggering events following August 20, 2018. The concept of an "unsolicited credit rating" in this policy may be different than definitions Moody's Ratings previously used. Certain existing credit ratings that were not deemed to be unsolicited when assigned, but would be deemed to be unsolicited following the Original Creation Date of this policy, may not be identified as such.



requested by a Rated Entity but which the Rated Entity later requested be withdrawn and are therefore no longer maintained at the request of the Rated Entity.

B. Unsolicited Credit Ratings Initiated by Moody's Ratings

[Unsolicited Credit Ratings may be initiated by Moody's Ratings.] Moody's Ratings may initiate and publish an Unsolicited Credit Rating when, among other things:

→ The Credit Rating would provide an informational benefit to market participants; or

→ The amount of the total debt or debt-like obligations issued is significant; or

→ The type of security or the Issuer is new to the market; or

→ The Credit Rating is analytically relevant for other analysis that Moody's Ratings provides to the market.

The Managing Director of the relevant Rating Group is responsible for making the recommendation to the Rating Group Head that Moody's Ratings initiate and publish a first time[2] Unsolicited Credit Rating (or a group of Unsolicited Credit Ratings). The Rating Group Head must approve the recommendation before Moody's Ratings may initiate an Unsolicited Credit Rating.

When Moody's Ratings initiates an Unsolicited Credit Rating, Moody's Ratings will not seek or accept remuneration for the relevant Credit Rating from the Rated Entity or its Agents for at least one year after publication of such Credit Rating. If, more than one year after the publication of such Credit Rating, Moody's Ratings receives a subsequent solicitation for that Credit Rating from the Rated Entity or its Agents, the Credit Rating will no longer be designated as unsolicited. Solicitation can be evidenced by a request, rating application or contract, payment of fees or other form of confirmation from the Rated Entity or its Agents[3].

C. Publication and Disclosure of Unsolicited Credit Ratings

Moody's Ratings does not distinguish between solicited and Unsolicited Credit Ratings with respect to its credit rating methodologies. Moody's Ratings' publication of an Unsolicited Credit Rating is conditioned, among other factors, on its determination that sufficient information is available to allow Moody's Ratings to assign and maintain the Credit Rating[4].

Moody's Ratings discloses when (i) Moody's Ratings publishes a Credit Rating not initiated at the request of the Rated Entity or its Agents and (ii) Moody's Ratings has initiated an Unsolicited Credit Rating. A designation of Unsolicited Credit Rating applies at the Rated Entity level, the security level, or potentially both levels, depending on the circumstances. Moody's Ratings indicates the unsolicited nature of the Credit Rating in Disclosure Forms and on ratings.moodys.com. In some jurisdictions, in accordance with local regulation, Moody's Ratings also indicates the unsolicited nature of the Credit Rating in Credit Rating Announcements.

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[2] For this purpose, a first time Credit Rating is one where, at the time of current assignment, Moody's Ratings has **no** active Credit Ratings on the entity or on a financial obligation, debt security, preferred share or other financial instrument issued by that entity.

[3] Solicitation for Credit Ratings issued by MSFJ and MJKK is evidenced by the existence of the effective contract agreement and further details are provided under the Designating and Assigning Unsolicited Credit Ratings in Japan Procedure (MJKK MSFJ).

[4] To the extent that Moody's Ratings has access to the same information about an issuer or security as investors in any particular jurisdiction, Moody's Ratings would generally expect to have sufficient information to assign and maintain a Credit Rating.



When Moody's Ratings EU or Moody's Ratings UK publish a Credit Rating that is designated as an Unsolicited Credit Rating and the Rated Entity or a Related Third Party is non-participating at the date of publication of the Credit Rating[5], appropriate color coding is applied.

III. Related Documents

→   [Designating and Assigning Unsolicited Credit Ratings – Procedure](#)

→   [Designating and Assigning Unsolicited Credit Ratings in Japan Policy (MJKK MSFJ)](#)

→   [Designating and Assigning Unsolicited Credit Ratings in Japan Procedure (MJKK MSFJ)](#)

→   [Designating Non-Participating Rated Entities – Policy](#)

IV. Defined Terms

Capitalized terms used in this Policy, unless otherwise defined herein, are defined in the [Glossary of Defined Terms](#).

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[5] In accordance with the Designating Non-Participating Rated Entities – Policy.



Compliance



Designating Non-Participating Rated Entities – Policy

Issued by:	Moody's Compliance Department
Applicable to:	All Moody's Ratings Employees and relevant Moody's Shared Services Employees supporting the Moody's Ratings' ratings process
Scope:	All Public Credit Ratings
Original Creation Date:	09 Sep 2011
Last Revision Date:	03 Feb 2025
Next Review Date:	03 Feb 2026

I. Background

While Moody's Ratings invites Rated Entities to participate in the Credit Rating process for all published Credit Ratings[1], Moody's Ratings identifies those Rated Entities that, directly or through its Agent, choose not to participate (either by expressly declining to participate or through failure to respond to Moody's Ratings' offer to participate in the Credit Rating process).

This Policy describes how Moody's Ratings determines whether to designate a Credit Rating as non-participating. This Policy also describes how Moody's Ratings discloses such designation to the market to provide greater transparency regarding the nature of Moody's Ratings' interaction with Rated Entities.

II. Policy Requirements

A. General Requirements

Moody's Ratings indicates in Disclosure Forms and on ratings.moodys.com if a Rated Entity or its Agent has declined Moody's Ratings' invitation to participate in the Credit Rating process as

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[1] All references to a Credit Rating in this document shall include the Credit Rating and to the extent applicable, any related Outlook or Review.



described above. In some jurisdictions, in accordance with local regulation, the non-participating status of a Rated Entity is also disclosed by Moody's Ratings in Credit Rating Announcements.

This designation applies at the Rated Entity level. It must also be indicated in Disclosure Forms and on ratings.moodys.com at the Security level for rated Securities of those Rated Entities with non-participating status.

Moody's Ratings EU or Moody's Ratings UK applies color coding when it (i) publishes a Credit Rating that is designated as an Unsolicited Credit Rating and (ii) the Rated Entity or Related Third Party is non-participating at the date of the publication of the Credit Rating.

B. Factors in Designating a Rated Entity as Non-Participating

1 Non-participation of a Rated Entity in the Credit Rating process is generally established on the basis of the absence of communication between the Rated Entity or its Agent and Moody's Ratings on credit-related matters. Such communication includes, but is not limited to, the following: in-person meetings; video conferences; telephone conversations; emails; or other written communication with the management of the Rated Entity regarding the Rated Entity's financial condition, credit profile, strategy, market position, or other topics that would inform Moody's Ratings' Credit Rating process.

For structured finance transactions, in determining the participation status for structured finance transactions, such communication also extends to the receipt of or direct access as an NRSRO to data or information used to initiate and/or monitor the transaction from the Rated Entity, the relevant sponsor, banker, servicer, collateral manager, trustee or other Agent of the Rated Entity, as well as information obtained from public sources.

Communications with the Rated Entity or an Agent that are *not* considered to be participation in the Credit Rating process include:

→ any commercial discussions, including on matters such as fees, billings and payments;

→ discussion of general or industry methodologies or of Credit Rating practices; and

→ review of press releases for factual inaccuracies and/or the identification of Issuer Confidential Information.

2 Under appropriate circumstances, Moody's Ratings may consider additional factors in designating a Rated Entity as non-participating. Moody's Ratings generally relies on the Rated Entity or its Agents to advise Moody's Ratings that it intends to cease participation in the Credit Rating process. However, if Moody's Ratings reasonably believes that a Rated Entity is no longer participating, Moody's Ratings may initiate contact with the Rated Entity or an Agent to determine the Rated Entity's intention.

In a corporate family involving a Rated Entity parent and one or more Rated Entity subsidiaries, the level of participation for the Rated Entities in the corporate family is generally governed by participation at the corporate parent level or its Agents.

For unsupported stand-alone Rated Entity subsidiaries, the level of participation is governed by participation of each such Rated Entity subsidiary or its Agents.


Generally, if a Rated Entity's Credit Rating is dependent on a guarantee or insurance, the Rated Entity will be designated as non-participating only if neither the Rated Entity, nor the guarantor/insurer is participating.

III. Related Documents

→   [Designating Non-Participating Rated Entities – Procedure](#)

IV. Defined Terms

Agent is any party working on behalf of a Rated Entity or working on behalf of an agent of the Rated Entity.

Anticipated Ratings Process is the process by which a provisional notation may be removed from a Credit Rating assigned to an instrument or issuer, when the applicable contingencies which were the basis for affixing the (P) notation are deemed to have been fulfilled. For example, when a rating of (P) Baa1 is assigned to a debt instrument, it is anticipated that the (P) notation will be removed from the Baa1 rating when it is determined that the contingencies indicated by the (P) notation have been fulfilled.

Credit Rating is an opinion from Moody's Ratings regarding the creditworthiness of an entity, a debt or financial obligation, debt security, preferred share or other financial instrument, or of an issuer of such a debt or financial obligation, debt security, preferred share or other financial instrument, issued using an established and defined ranking system of rating categories.

Credit Rating Action is any one of the items below:

→   Assignment of a Credit Rating to a Rated Entity or obligation, including Credit Ratings assigned in the Subsequent Ratings Process;

→   Removal of a provisional notation from a Credit Rating when applicable contingencies are deemed to have been fulfilled in the Anticipated Ratings Process;

→   A change in a Credit Rating (i.e., upgrade or downgrade);

→   Placing a Credit Rating on Review, changing the direction of an existing Review or taking a Credit Rating off Review (i.e., Credit Rating Confirmation);

→   Assignment or change in an Outlook associated with a Rated Entity or one or more Credit Ratings;

→   Affirmation of a Credit Rating; and

→   Withdrawal of a Credit Rating.

Credit Rating Announcement is a written communication that may be used to announce the publication of a Credit Rating Action related to public Credit Ratings, Unpublished Monitored Loan Ratings or Unpublished Monitored Private Placement Ratings. Moody's Ratings may also publish a Credit Rating Action related to public Credit Ratings on ratings.moodys.com that is not accompanied by a Credit Rating Announcement.



Disclosure Form is a form that contains regulatory disclosures and is published at the time a Credit Rating Action is published either (i) on ratings.moodys.com for public Credit Ratings or (ii) in the rating folder of the Electronic Platform or via direct delivery to the intended recipient(s) for non-public Credit Ratings.

Electronic Platform is the private web-based electronic platform designated by Moody's Ratings for certain communications to appropriate recipients relating to Moody's Ratings' provision of private and/or unpublished products and services, such as Unpublished Monitored Loan Ratings and Unpublished Monitored Private Placement Ratings.

Employee is any full-time or part-time employee of Moody's Corporation or any of its wholly-owned subsidiaries, wherever located.

Issuer is any entity by which a Security has been issued, guaranteed, or by which the credit underlying a Security has been otherwise supported. The term Issuer also includes the corporate parent or majority-owned subsidiary of an Issuer.

EU means the European Union.

EU Regulation means Regulation (EC) No 1060/2009 as amended or updated from time to time.

MCO refers to Moody's Corporation and its wholly-owned affiliates.

Moody's Ratings refers to all MCO entities that issue ratings under the "Moody's Ratings" brand name, including Moody's Investors Service, Inc.

Moody's Ratings EU refers to those Moody's Ratings' entities registered in the European Union pursuant to the EU Regulation and their branches.

Moody's Ratings UK refers to the Moody's Ratings' entity registered in the United Kingdom pursuant to the UK Regulation.

Moody's Shared Services (MSS) refers to Moody's Shared Services, Inc. and the other companies within the Moody's group of companies that provide shared services.

Nationally Recognized Statistical Rating Organization (NRSRO) means a credit rating agency that— (A) issues credit ratings certified by qualified institutional buyers, in accordance with section 15E(a)(1)(B)(ix) of the Securities Exchange Act of 1934, with respect to—(i) financial institutions, brokers, or dealers; (ii) insurance companies;(iii) corporate issuers; (iv) issuers of asset-backed securities (as that term is defined in section 1101(c) of part 229 of title 17, Code of Federal Regulations, as in effect on the date of enactment of this paragraph); (v) issuers of government securities, municipal securities, or securities issued by a foreign government; or (vi) a combination of one or more categories of obligors described in any of clauses (i) through (v); and (B)is registered under section 15E of the Securities Exchange Act of 1934. (Securities Exchange Act of 1934, Sections 3(a)(61) and 3(a)(62)). As used herein, the term ''credit rating agency'' means any person— (A) engaged in the business of issuing credit ratings on the Internet or through another readily accessible means, for free or for a reasonable fee, but does not include a commercial credit reporting company; (B) employing either a quantitative or qualitative model, or both, to determine credit ratings; and (C) receiving fees from either issuers, investors, or other market participants, or a combination thereof.

Outlook means an opinion regarding the likely direction of an Issuer's rating over the medium term, as further described in the Rating Symbols and Definitions publication.



Rated Entity means any entity rated by Moody's Ratings or any entity that issues securities rated by Moody's Ratings or any entity that is seeking a Credit Rating from Moody's Ratings.

Rating Symbols and Definitions is a reference guide that sets out definitions of the rating symbols and rating scales used by Moody's Ratings.

Related Third Party means any party (including the originator, arranger, sponsor, servicer, or other party) that interacts with Moody's Ratings on behalf of a Rated Entity in connection with a Credit Rating Action for such Rated Entity, including any person directly or indirectly linked to that Rated Entity by control.

Review is an indication that a rating is under consideration for a change in the near term as further described in the Rating Symbols and Definitions publication.

Security is any non-deposit financial instrument that is, or is derived from, any equity or fixed-income security. This includes, but is not limited to: stocks, bonds, debentures, options, equity securities, convertible securities, warrants, derivative instruments (including swaps, commodities and futures based on or linked to equity or fixed income securities), notes, collective investment schemes, fixed annuities, variable annuities, open- or closed-end mutual funds, exchange-traded funds and unit investment trusts.

Subsequent Ratings Process is the process of assigning Credit Ratings (together with the associated outlook or review status, if applicable) that are derived exclusively by reference to an existing Credit Rating of a program, series category/class of debt or primary Rated Entity. This includes:

→ Assignment of a Credit Rating to issuance of debt within or under an existing rated program where the transaction structure and terms have not changed in a manner that would affect the Credit Rating indicated by the program rating (examples include covered bond programs, shelf registrations, and medium term note programs);

→ Credit Ratings assigned based on the pass-through of a primary Rated Entity's Credit Rating, including monoline or guarantee linked ratings; or

→ Assignment of Credit Ratings to debt instruments of the same seniority as previously rated debt when such issuance of debt is contemplated in the existing Credit Ratings. Examples include ratings on debt issued by frequent corporate and government issuers. This also includes Credit Ratings assigned to new debts, new programs or amended and extended credit facilities by reference to an existing rating of the same debt class, at the same rating level, whether or not the new debts or programs replace similarly structured debts, programs or credit facilities.

UK means the United Kingdom.

UK Regulation means Regulation (EC) No 1060/2009 on credit rating agencies as it forms part of the domestic law of the United Kingdom by virtue of the European Union (Withdrawal) Act 2018.

Unpublished Monitored Loan Rating (UMLR) is a monitored Credit Rating of a loan or loans (or individual facilities within the same loan or loans) made to the Rated Entity which is distributed via an Electronic Platform.

Unpublished Monitored Private Placement Rating (UMPPR) is a monitored Credit Rating of a private placement of a Rated Entity which is distributed via an Electronic Platform to the recipients designated by the Rated Entity.



Unsolicited Credit Ratings are those Credit Ratings not initiated at the request of the Rated Entity or its Agents or not maintained at the request of the Rated Entity or its Agents.



CREDIT RATINGS ISSUED BY MOODY'S CREDIT RATINGS AFFILIATES ARE THEIR CURRENT OPINIONS OF THE RELATIVE FUTURE CREDIT RISK OF ENTITIES, CREDIT COMMITMENTS, OR DEBT OR DEBT-LIKE SECURITIES, AND MATERIALS, PRODUCTS, SERVICES AND INFORMATION PUBLISHED OR OTHERWISE MADE AVAILABLE BY MOODY'S (COLLECTIVELY, "MATERIALS") MAY INCLUDE SUCH CURRENT OPINIONS. MOODY'S DEFINES CREDIT RISK AS THE RISK THAT AN ENTITY MAY NOT MEET ITS CONTRACTUAL FINANCIAL OBLIGATIONS AS THEY COME DUE AND ANY ESTIMATED FINANCIAL LOSS IN THE EVENT OF DEFAULT OR IMPAIRMENT. SEE APPLICABLE MOODY'S RATING SYMBOLS AND DEFINITIONS PUBLICATION FOR INFORMATION ON THE TYPES OF CONTRACTUAL FINANCIAL OBLIGATIONS ADDRESSED BY MOODY'S CREDIT RATINGS. CREDIT RATINGS DO NOT ADDRESS ANY OTHER RISK, INCLUDING BUT NOT LIMITED TO: LIQUIDITY RISK, MARKET VALUE RISK, OR PRICE VOLATILITY. CREDIT RATINGS, NON-CREDIT ASSESSMENTS ("ASSESSMENTS"), AND OTHER OPINIONS INCLUDED IN MOODY'S MATERIALS ARE NOT STATEMENTS OF CURRENT OR HISTORICAL FACT. MOODY'S MATERIALS MAY ALSO INCLUDE QUANTITATIVE MODEL-BASED ESTIMATES OF CREDIT RISK AND RELATED OPINIONS OR COMMENTARY PUBLISHED BY MOODY'S ANALYTICS, INC. AND/OR ITS AFFILIATES. MOODY'S CREDIT RATINGS, ASSESSMENTS, OTHER OPINIONS AND MATERIALS DO NOT CONSTITUTE OR PROVIDE INVESTMENT OR FINANCIAL ADVICE, AND MOODY'S CREDIT RATINGS, ASSESSMENTS, OTHER OPINIONS AND MATERIALS ARE NOT AND DO NOT PROVIDE RECOMMENDATIONS TO PURCHASE, SELL, OR HOLD PARTICULAR SECURITIES. MOODY'S CREDIT RATINGS, ASSESSMENTS, OTHER OPINIONS AND MATERIALS DO NOT COMMENT ON THE SUITABILITY OF AN INVESTMENT FOR ANY PARTICULAR INVESTOR. MOODY'S ISSUES ITS CREDIT RATINGS, ASSESSMENTS AND OTHER OPINIONS AND PUBLISHES OR OTHERWISE MAKES AVAILABLE ITS MATERIALS WITH THE EXPECTATION AND UNDERSTANDING THAT EACH INVESTOR WILL, WITH DUE CARE, MAKE ITS OWN STUDY AND EVALUATION OF EACH SECURITY THAT IS UNDER CONSIDERATION FOR PURCHASE, HOLDING, OR SALE.

MOODY'S CREDIT RATINGS, ASSESSMENTS, OTHER OPINIONS, AND MATERIALS ARE NOT INTENDED FOR USE BY RETAIL INVESTORS AND IT WOULD BE RECKLESS AND INAPPROPRIATE FOR RETAIL INVESTORS TO USE MOODY'S CREDIT RATINGS, ASSESSMENTS, OTHER OPINIONS OR MATERIALS WHEN MAKING AN INVESTMENT DECISION. IF IN DOUBT YOU SHOULD CONTACT YOUR FINANCIAL OR OTHER PROFESSIONAL ADVISER.

MOODY'S CREDIT RATINGS, ASSESSMENTS, OTHER OPINIONS AND MATERIALS ARE NOT INTENDED FOR USE BY ANY PERSON AS A BENCHMARK AS THAT TERM IS DEFINED FOR REGULATORY PURPOSES AND MUST NOT BE USED IN ANY WAY THAT COULD RESULT IN THEM BEING CONSIDERED A BENCHMARK.

All information contained herein is obtained by MOODY'S from sources believed by it to be accurate and reliable. Because of the possibility of human or mechanical error as well as other factors, however, all information contained herein is provided "AS IS" without warranty of any kind. MOODY'S adopts all necessary measures so that the information it uses in assigning a credit rating is of sufficient quality and from sources MOODY'S considers to be reliable including, when appropriate, independent third-party sources. However, MOODY'S is not an auditor and cannot in every instance independently verify or validate information received in the credit rating process or in preparing its Materials.

To the extent permitted by law, MOODY'S and its directors, officers, employees, agents, representatives, licensors and suppliers disclaim liability to any person or entity for any indirect, special, consequential, or incidental losses or damages whatsoever arising from or in connection with the information contained herein or the use of or inability to use any such information, even if MOODY'S or any of its directors, officers, employees, agents, representatives, licensors or suppliers is advised in advance of the possibility of such losses or damages, including but not limited to: (a) any loss of present or prospective profits or (b) any loss or damage arising where the relevant financial instrument is not the subject of a particular credit rating assigned by MOODY'S.

To the extent permitted by law, MOODY'S and its directors, officers, employees, agents, representatives, licensors and suppliers disclaim liability for any direct or compensatory losses or damages caused to any person or entity, including but not limited to by any negligence (but excluding fraud, willful misconduct or any other type of liability that, for the avoidance of doubt, by law cannot be excluded) on the part of, or any contingency within or beyond the control of, MOODY'S or any of its directors, officers, employees, agents, representatives, licensors or suppliers, arising from or in connection with the information contained herein or the use of or inability to use any such information.

NO WARRANTY, EXPRESS OR IMPLIED, AS TO THE ACCURACY, TIMELINESS, COMPLETENESS, MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE OF ANY CREDIT RATING, ASSESSMENT, OTHER OPINION OR INFORMATION IS GIVEN OR MADE BY MOODY'S IN ANY FORM OR MANNER WHATSOEVER.

Moody's Investors Service, Inc., a wholly-owned credit rating agency subsidiary of Moody's Corporation ("MCO"), hereby discloses that most issuers of debt securities (including corporate and municipal bonds, debentures, notes and commercial paper) and preferred stock rated by Moody's Investors Service, Inc. have, prior to assignment of any credit rating, agreed to pay Moody's Investors Service, Inc. for credit ratings opinions and services rendered by it. MCO and all MCO entities that issue ratings under the "Moody's Ratings" brand name ("Moody's Ratings"), also maintain policies and procedures to address the independence of Moody's Ratings' credit ratings and credit rating processes. Information regarding certain affiliations that may exist between directors of MCO and rated entities, and between entities who hold credit ratings from Moody's Investors Service, Inc. and have also publicly reported to the SEC an ownership interest in MCO of more than 5%, is posted annually at ir.moodys.com under the heading "Investor Relations — Corporate Governance — Charter and Governance Documents - Director and Shareholder Affiliation Policy."

Moody's SF Japan K.K., Moody's Local AR Agente de Calificación de Riesgo S.A., Moody's Local BR Agência de Classificação de Risco LTDA, Moody's Local MX S.A. de C.V, I.C.V., Moody's Local PE Clasificadora de Riesgo S.A., and Moody's Local PA Calificadora de Riesgo S.A. (collectively, the "Moody's Non-NRSRO CRAs") are all indirectly wholly-owned credit rating agency subsidiaries of MCO. None of the Moody's Non-NRSRO CRAs is a Nationally Recognized Statistical Rating Organization.

Additional terms for Australia only: Any publication into Australia of this document is pursuant to the Australian Financial Services License of MOODY'S affiliate, Moody's Investors Service Pty Limited ABN 61 003 399 657AFSL 336969 and/or Moody's Analytics Australia Pty Ltd ABN 94 105 136 972 AFSL 383569 (as applicable). This document is intended to be provided only to "wholesale clients" within the meaning of section 761G of the Corporations Act 2001. By continuing to access this document from within Australia, you represent to MOODY'S that you are, or are accessing the document as a representative of, a "wholesale client" and that neither you nor the entity you represent will directly or indirectly disseminate this document or its contents to "retail clients" within the meaning of section 761G of the Corporations Act 2001. MOODY'S credit rating is an opinion as to the creditworthiness of a debt obligation of the issuer, not on the equity securities of the issuer or any form of security that is available to retail investors.

Additional terms for India only: Moody's credit ratings, Assessments, other opinions and Materials are not intended to be and shall not be relied upon or used by any users located in India in relation to securities listed or proposed to be listed on Indian stock exchanges.

Additional terms with respect to Second Party Opinions and Net Zero Assessments (as defined in Moody's Ratings Rating Symbols and Definitions): Please note that neither a Second Party Opinion ("SPO") nor a Net Zero Assessment ("NZA") is a "credit rating". The issuance of SPOs and NZAs is not a regulated activity in many jurisdictions, including Singapore. JAPAN: In Japan, development and provision of SPOs and NZAs fall under the category of "Ancillary Businesses", not "Credit Rating Business", and are not subject to the regulations applicable to "Credit Rating Business" under the Financial Instruments and Exchange Act of Japan and its relevant regulation. PRC: Any SPO: (1) does not constitute a PRC Green Bond Assessment as defined under any relevant PRC laws or regulations; (2) cannot be included in any registration statement, offering circular, prospectus or any other documents submitted to the PRC regulatory authorities or otherwise used to satisfy any PRC regulatory disclosure requirement; and (3) cannot be used within the PRC for any regulatory purpose or for any other purpose which is not permitted under relevant PRC laws or regulations. For the purposes of this disclaimer, "PRC" refers to the mainland of the People's Republic of China, excluding Hong Kong, Macau and Taiwan.